Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

As filed with the Securities and Exchange Commission on March 7, 2022

OFFERING CIRCULAR

Rise Companies Corp.

Up to 2,887,000 shares of our Class B Common Stock

We are continuing to offer up to 2,887,000 shares of our Class B Common Stock to the public, which represents the value of the shares available to be offered as of January 31, 2022 out of the rolling 12-month maximum offering amount of $75 million in our Class B Common Stock taking into account $ 31.7 million in shares of Class B Common Stock sold over the prior 12-month period. Since this offering commenced on February 28, 2020, we have sold 62,508 shares at $8.87 per share, 1,738,062 shares at $9.09 per share, 1,557,297 shares at $9.54 per share, 492,080 shares at $10.90 per share, and 1,002,310 shares at $11.44 per share for approximately $48.0 million in offering proceeds. We have also sold 611,887 shares of our Class B Common Stock in a private placement offering at $11.44 per share.

There is no minimum number of shares you must acquire in order to make an investment in our Class B Common Stock. We expect to offer Class B Common Stock in this offering until we raise the maximum amount being offered, unless terminated by our board of directors at an earlier time. We intend to limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us. See “Securities Being Offered” and “Plan of Distribution” for a fuller description of our Class B Common Stock to be sold pursuant to this offering circular.

There is no established public trading market for our Class B Common Stock.

Investing in our Class B Common Stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 12 to read about the more significant risks you should consider before buying our Class B Common Stock. Potential investors are urged to consult their tax advisors regarding the tax consequences to them, in light of their particular circumstances, of acquiring, holding and disposing of our Class B Common Stock.

The United States Securities and Exchange Commission (the “SEC”) does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

	Per Share	Total Maximum (1)
Public Offering Price (2)	$15.00	$91,345,141	(5)
Underwriting Discounts and Commissions (3)	$—	$—
Proceeds to Us from this Offering to the Public (Before Expenses (4))	$15.00	$91,345,141	(5)
Proceeds to Other Persons	$—	$—

(1)	This is a “best efforts” offering, which means we are only required to use our best efforts to sell the Class B Common Stock offered in this offering.

(2)	The price per share shown was arbitrarily determined by our board of directors and will apply for the duration of this offering.

(3)	Investors will not pay upfront selling commissions in connection with the purchase of our Class B Common Stock.

(4)	All expenses incurred as a result of this offering, which we estimate to be approximately $375,000, will be borne by us. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A. Purchasers of our Class B Common Stock are not directly responsible for costs incurred as a result of this offering.

(5)	Since this offering commenced in February 2020, total maximum calculations take into account 62,508 of Class B common shares previously sold under this offering at the offering price of $8.87 per share, 1,738,062 of Class B common shares previously sold under this offering at the offering price of $9.09 per share, 1,557,297 of Class B common shares previously sold under this offering at the offering price of $9.54 per share, 492,080 of Class B common shares previously sold under this offering at the offering price of $10.90, and 1,002,310 of Class B common shares previously sold under this offering at the offering price of $11.44. We are currently continuing to offer an additional $43.3 million in our Class B common shares, which, when taken together with the approximately $31.7 million in Class B common shares sold in this offering in the last 12-months, is less than the rolling 12-month maximum offering amount of $75 million allowable under Regulation A. As of December 31, 2021, we have raised approximately $114.4 million from shares that were previously qualified as follows:

Date of Qualification	Number of Class B Shares Qualified
January 31, 2017	2,000,000
February 15, 2017	1,000,000
July 28, 2017	2,000,000
August 22, 2018	5,000,000
February 27, 2020	2,598,884
November 27, 2020	2,163,000
July 28, 2021	3,576,000
Total Prior Qualified Shares	18,337,884

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com, the contents of which (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in, or otherwise a part of, this offering circular.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to non-natural persons and we are entitled to apply different rules to accredited investors. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act of 1933, as amended. For general information on investing, we encourage you to refer to www.investor.gov.

We are providing the disclosure in the format prescribed by Part II of Form 1-A.

The date of this offering circular is March 4, 2022

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Fundrise Platform website, www.fundrise.com. The contents of the Fundrise Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in, or otherwise a part of, this offering circular.

We, and if applicable, those selling Class B Common Stock on our behalf in this offering, will be permitted to make a determination that the purchasers of Class B Common Stock in this offering are “qualified purchasers” in reliance on the information and representations provided by the purchaser regarding the purchaser’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A (“Regulation A”) under the Securities Act of 1933, as amended (the “Securities Act”). For general information on investing, we encourage you to refer to www.investor.gov.

Unless otherwise indicated, all references in this offering circular to “Rise Companies”, “Fundrise”, the “Company”, “we”, “our”, “us” or other similar terms refer to Rise Companies Corp. and its subsidiaries.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Class B Common Stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Class B Common Stock offered hereby is offered and sold only to “qualified purchasers” or at a time when our Class B Common Stock is listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D under the Securities Act (“Regulation D”) and (ii) all other investors so long as their investment in our Class B Common Stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person:

1.	who has an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person;

2.	who has earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year;

3.	who has certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, as designated by the Securities and Exchange Commission (“SEC”); or

4.	who, with respect to investments in a private fund, are “knowledgeable employees” of the fund, as defined in the Investment Company Act of 1940.

The list above is non-exhaustive; prospective investors should review Rule 501 of Regulation D for more details on whether they are an “accredited investor.” If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

OFFERING CIRCULAR SUMMARY

This offering summary highlights material information regarding our business and this offering. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in our Class B Common Stock.

Rise Companies Corp.

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is a financial technology company that owns and operates a direct-to-investor web and mobile real estate investment platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment management is the future of the real estate industry and other alternative asset classes. Enabled by our proprietary technology, we leverage data and technology to lower the operating cost and improve the performance of our investments. Through a vertically integrated infrastructure that automates the traditional processes of the real estate investment business, the Company aggregates thousands of individuals from across the country to create the scale of an institutional investor on a single digital backbone – thereby lowering the marginal cost of each investor to nearly zero. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a superior web-based and mobile experience. Investors use the Fundrise Platform to have the ability to earn returns from real estate and other alternative asset classes that have generally been closed to many investors.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (the “Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator for real estate assets for our Sponsored Programs.

•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for the Sponsored Programs.

•	Fundrise Real Estate, LLC, a wholly-owned subsidiary of Rise Companies, is a real estate operating platform through which many of the real estate assets of our Sponsored Programs are managed.

•	Certain unlaunched investment programs that are not yet being offered to investors.

The Company has sponsored the following investment programs, as of January 31, 2022:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Development eREIT, LLC (the result of a merger between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC), Fundrise Income eREIT V, LLC, , Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC), Fundrise Growth eREIT VI, LLC, Fundrise Growth VII, LLC, Fundrise Balanced eREIT, LLC and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the Fundrise eFund, LLC on November 30, 2020. We define the eFund, together with the eREITs, as the “eDirect Programs.”

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” and the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform.

•	Fundrise Real Estate Interval Fund, LLC (“ Flagship Fund”) is a newly organized Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

The eREITs, eFund, oFund and Flagship Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs” or the “Programs”.

Given the unprecedented level of disruption and ongoing uncertainty caused by the global coronavirus (COVID-19) pandemic, in an effort to protect the interests of existing shareholders of the Sponsored Programs, processing and payment of redemptions under each Sponsored Program’s redemption plan was suspended until further notice, effective as of March 31, 2020, (including redemptions made during the Introductory Period). Processing and payment of redemptions resumed under each Sponsored Program’s redemption plan as of June 30, 2020.

Through the Fundrise Platform, we reduce upfront fees and costs to investors in the Sponsored Programs by eliminating high-fee broker-dealers and other intermediaries, while removing the double promote (where real estate and alternative fund sponsors receive a share of the profits in the distribution waterfall) common with alternative asset investments. Our direct online investment model allows us to more efficiently raise and invest capital than through conventional institutional avenues.

Other than our initial seed investments in each of the Sponsored Programs, we do not assume the long-term credit risk of the investments facilitated through and managed by the Fundrise Platform.

Our historical growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy which has allowed us to build and develop the various enterprise functions needed to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far failed to see value for our investors in compromising the long-term quality of our underwriting to pursue short-term measures that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets. This patent is currently pending.

•	In June 2012, to our knowledge, we invented online real estate investing when our co-founders sponsored the first ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE, in Washington, DC.

•	In April 2014, Renren Inc. led our Series A convertible preferred stock (“Series A”) financing round where we raised approximately $24.7 million.

•	In June 2014, we introduced the Notes Program that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an “eREITTM”), called Fundrise Real Estate Investment Trust, LLC.

•	In June 2016, we surpassed 100,000 users on the Fundrise Platform.
•	In October 2016, we surpassed $100 million in assets under management in the Sponsored Programs.

•	In September 2017, we surpassed $200 million in assets under management in the Sponsored Programs.

•	In July 2018, we surpassed 50,000 active investor accounts and 250,000 users on the Fundrise Platform.

•	In November 2018, we surpassed $500 million in AUM in the Sponsored Programs.

•	In April 2019, we launched the Fundrise iOS mobile application.

•	In August 2019, we surpassed 100,000 active investor accounts and 500,000 users on the Fundrise Platform.

•	In January 2020, we surpassed $1 billion in AUM in the Sponsored Programs.

•	In February 2020, we launched the Fundrise Android mobile application.

•	In September 2020, we surpassed 150,000 active investor accounts on the Fundrise Platform.

•	In March 2021, we surpassed $1.5 billion in AUM in the Sponsored Programs.

•	In May 2021, we secured a $300 million credit facility from Goldman Sachs Bank to grow our single-family rental portfolio.

•	In July 2021, we lowered the investment minimum to $10 in our Flagship Fund, our lowest minimum investment ever.

•	In August 2021, we surpassed 1 million users on the Fundrise Platform.

•	In October 2021, we surpassed $2.0 billion in AUM in the Sponsored Programs

•	In October 2021, we raised over a $100 million dollars in single month through our Sponsored Programs.

•	In November 2021, we surpassed 200,000 active investor accounts on the Fundrise Platform.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of January 31, 2022 we had 257 employees.

Recent Developments

Capital Raised

The Company is currently offering up to approximately $43.3 million of its Class B Common Stock, which represents the value of the shares available to be offered as of January 31, 2022 out of the rolling 12-month maximum offering amount of $75 million in our Class B Common Stock taking into account $31.7 million in shares of Class B Common Stock sold over the prior 12-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of January 31, 2022 we have sold 14,842,350 shares of our Class B Common Stock at varying prices as set forth below, for approximately $114.4 million in gross offering proceeds. This does not include 611,887 shares that have been sold in a private placement pursuant to Rule 506(c) of Regulation D at $11.44 for proceeds of $6,999,987 in 2021.

Offering Results

Effective Date of Price per Share	Price Per Share	Number of Class B Common Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645
July 28, 2017	5.50	699,880	3,849,340
January 27, 2018	6.00	649,781	3,898,686
May 22, 2018	6.30	240,589	1,515,711
July 23, 2018	6.60	522,878	3,450,995
October 19, 2018	6.90	814,870	5,622,603
January 31, 2019	7.30	1,073,630	7,837,499
May 3, 2019	7.67	457,748	3,510,927
July 26, 2019	8.05	1,029,649	8,288,674
October 18, 2019	8.45	864,499	7,305,017
January 21, 2020	8.87	814,948	7,228,589
July 17, 2020	9.09	1,738,062	15,798,984
February 17, 2021	9.54	1,557,297	14,856,613
April 28, 2021	10.90	492,080	5,363,672
August 16, 2021	11.44	1,002,310	11,466,426
Totals	—	14,842,350	$114,414,381

Shares are currently offered pursuant to this offering circular and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Impact of COVID-19 on our Business

Given that the majority of our income is derived from the fees we receive from the Sponsored Programs we have in the past sponsored, and expect in the future to sponsor, the impact of COVID-19 on the Sponsored Programs’ business and operations will have a material impact on our business.

For information regarding the potential impact of the COVID-19 pandemic on the various assets held by the Sponsored Programs we sponsor, please see the following links for information that was the subject of previous supplements to our Offering Circular:

•	Blog post titled What You Should Expect from Fundrise During the Next Financial Crisis – originally published in October 2017, this blog post has been republished annually and is re-sent to every new investor within 60 days of their first investment

•	Blog post titled Year-end letter to investors – 2019, published January 16, 2020

•	Blog post titled How We’re Navigating the Global Coronavirus Outbreak, originally published March 11, 2020

•	Investor Letter and Fundrise Stress Test, originally published April 3, 2020

•	Investor Letter regarding portfolio performance over the first half of 2020, originally published July 1, 2020

•	Investor Letter providing update on Fundrise during the first half of 2020, originally published July 16, 2020

•	Investor Letter providing year-end update on Fundrise, originally published January 21, 2021

•	Investor Letter providing year-end highlights and a look forward to 2021, originally published February 17, 2021

•	Question and Answer session with Chief Executive Officer, Ben Miller, originally published March 4, 2021
•	Investor Letter providing update on first quarter of 2021, originally published April 6, 2021

•	Investor Letter providing update on first half of 2021, originally published July 7, 2021

•	Investor Letter providing update on Fundrise during Q3 of 2021, originally published October 1, 2021

•	Investor Letter providing update on Fundrise during Q3 of 2021, originally published October 22, 2021

•	Investor Letter providing year-end highlights on Fundrise and a look forward to 2022, originally published January 13, 2022

•	Investor Letter providing year-end highlights and a look forward to 2022, originally published January 27, 2022

The Company is encouraged by both the performance of the managed real estate assets held by its Sponsored Programs and by its own ability to navigate and continue to grow throughout the economic upheaval and public health crisis brought on by the COVID-19 pandemic that has caused many businesses to radically shift their operations during a majority of 2020 and 2021. The Company has continued to see strong performance especially in the Flagship Fund, which invested more than $264 million into real estate across a diversified portfolio of multifamily apartment, single-family rental, and industrial asset classes in the first half of 2021.

The Company has regained its pre-pandemic growth momentum, achieving a 64% CAGR for the semi-annual period beginning January 2021. With just our progress in 2021, the Company has already set new records with multiple largest ever fundraising months for the Sponsored Programs. It has been our belief that as the broader demographic tailwinds create a new generation full of millions and millions of new investors, the platform that was able to provide consistently strong performance with the best overall experience would be well-positioned to succeed. According to the Deloitte Center for Financial Services, the vast majority of new wealth creation in the United States will come from Generation X and Millennials, who will increase from approximately 28% in 2020 to 47% in 2030 of all wealth in the United States. Fundrise is well positioned to become the go-to platform for the rising generations to invest in the real estate industry and other alternative asset classes, and to leverage data and technology in its efforts to empower and center the individual as the key stakeholder in the financial services markets.

Since the start of 2021, the Company has continued to build on our products and improve the overall platform, most notably:

•	In January, the introduction of the Flagship Fund, a registered 40 Act interval fund, has enhanced our proprietary fund infrastructure, enabling the creation of a unified flagship strategy. We believe the Flagship Fund will power the core of our investors’ portfolios going forward by reducing the overall impact of short-term cash drag on investor returns and also provide the potential for greater portfolio diversification over the long run.

•	The Flagship Fund’s co-investment vehicle has secured a credit facility from Goldman Sachs Bank (NYSE:GS), which enables such vehicle to borrow up to $300 million against the value of our single-family rental portfolio.

•	We have built up the single-family rental home portfolio held by the Sponsored Programs to a total of 452 homes across nineteen communities and expect to close in excess of 1,000 homes in total by the end of this fiscal year. Our goal is to create a portfolio of homes that can achieve operating economies of scale, generating consistent income, while at the same time positioning the Sponsored Programs to capture what we believe will be outsized price appreciation thanks to the confluence of demographic factors driving demand for affordably-priced rental homes.

•	We upgraded key software infrastructure, operations, and services to allow for greater scale, leading to us lowering the minimum investment on the platform to $10 in July.

Looking back since the start of the COVID-19 pandemic, in a period with so many unexpected challenges, we believe we have not only established ourselves as the clear leader in the space, but continue to innovate rapidly and distance ourselves from the rest of the pack.

While success is never guaranteed, together with our renewed focus on expanding overall awareness of our brand, we believe these key initiatives have allowed us to recover our momentum and put us on track to build a world class data and technology enabled alternative asset investment platform.

Our Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has ultimate responsibility for our operations, corporate governance, compliance and disclosure. We have five members on our board of directors, three of whom have been determined by our board of directors to be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, even though we are not currently subject to such rules.

About the Fundrise Platform

Fundrise, LLC, a wholly-owned subsidiary of ours, owns and operates the Fundrise Platform, which may be found on the website: www.fundrise.com. The Fundrise Platform allows investors to become equity or debt holders in alternative real estate investment activities. Through the use of the Fundrise Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

Benjamin S. Miller, our co-founder and Chief Executive Officer, is responsible for overseeing our and our affiliates’ day-to-day operations.

Our Structure

The chart below shows the relationship among us and our affiliates as of the date of this offering circular.

Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust, which historically acquired loans from Fundrise Lending, LLC and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (“Notes,” “Note,” and “the Notes”) issued by the Trust and that related to specific underlying loans for the benefit of the investor.

National Commercial Real Estate Trustee, a wholly-owned subsidiary of Rise, acts as the manager trustee of the Trust.

Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC), Fundrise Equity REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Development eREIT, LLC (the result of a merger between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC), Fundrise Growth eREIT VI, LLC, Fundrise Growth eREIT VII, LLC, Fundrise Balanced eREIT, LLC, Fundrise Balanced eREIT II, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC are the real estate investment trust programs (the “eREITs®”) sponsored by the Company.

Fundrise eFund, LLC is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the Fundrise eFund, LLC on November 30, 2020.

The Flagship Fund is a newly organized Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

Fundrise LP, a limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns 1.96% of Fundrise LP and has the ability to direct its assets.

Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise, L.P.

RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise, acts as an originator for real estate assets for our Sponsored Programs.

RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for our Sponsored Programs.

Popularise, LLC, a wholly-owned subsidiary of Rise, owns and operates the Popularise website, which allows developers to seek input from the public on potential future tenants.

Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise, acts as a servicer for our Sponsored Programs.

Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” and the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform.

Fundrise Real Estate, LLC, a wholly-owned subsidiary of Rise Companies, is a real estate operating platform through which many of the real estate assets of our Sponsored Programs are managed.

Certain unlaunched investment programs that are not yet being offered to investors.

THE OFFERING

Class B Common Stock we are offering	2,887,000 shares of Class B Common Stock.

Class B Common Stock outstanding as of December 31, 2021	15,008,588 shares of Class B Common Stock.

Class B Common Stock to be outstanding immediately after this offering if all shares being offered are sold	17,895,588 shares of Class B Common Stock.

Class A Common Stock to be outstanding immediately after this offering	2,455,894 shares of Class A Common Stock.

Class F Common Stock to be outstanding immediately after this offering	10,000,000 shares of Class F Common Stock.

Class M Common Stock to be outstanding immediately after this offering	0 shares of Class M Common Stock.

Preferred stock to be outstanding immediately after this offering	11,865,046 shares of Series A Preferred Stock.

Voting power held by holders of Class B Common Stock after giving effect to this offering	0%

Voting power held by holders of Class A Common Stock after giving effect to this offering	2.15%

Voting power held by holders of Class F Common Stock after giving effect to this offering	87.47%

Voting power held by holders of Class M Common Stock after giving effect to this offering	0%

Voting power held by holders of Series A Preferred Stock after giving effect to this offering	10.38%

Voting Rights	Class B Common Stock carries no voting rights. One vote per share for Class A Common Stock, nine votes per share for Class M Common Stock, ten votes per share for Class F Common Stock, and one vote per share for Series A Preferred Stock. For additional information, see “Securities Being Offered.”

Use of Proceeds	The principal purposes of this offering are to increase our capitalization and financial flexibility. As of the date of this offering circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Currently, we intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. For additional information, see “Use of Proceeds” below.

Investment Requirements	There is no number of shares you must acquire in order to make an investment in our Class B Common Stock.

We intend to initially limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us. For additional investment requirements, see “State Law Exemption and Purchase Restrictions.”

Liquidity Event	Subject to then existing market conditions, we may consider alternatives for providing liquidity to our stockholders within three to five years from the completion of this offering. However, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our board of directors has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests, such as, but not limited to, a listing of our common stock on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest, or within the expectations of, our stockholders. Accordingly, stockholders should be prepared to hold the shares of Class B Common Stock indefinitely.

Risk Factors	Investing in our Class B Common Stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 12, which contains a detailed discussion of the material risks that you should consider before you invest in our Class B Common Stock.

RISK FACTORS

An investment in our Class B Common Stock involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to Our Business

The growth of our business depends in large part on our ability to raise capital from investors. If we are unable to raise capital from new or existing investors or existing investors decide to withdraw their investments from our Programs, our Programs will be unable to deploy such capital into investments and we will be unable to collect additional fees, which would have a negative effect on our growth prospects.

Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment programs and private real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our Programs could also make it more difficult for us to raise new capital. Investors and potential investors in our Programs continually assess the performance of our Programs independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future Programs depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our new and future Programs. In addition, one of our key growth strategies is the expansion of our product offerings through the development of new Programs. If we are unable to successfully raise capital for our existing and future Programs, we will be unable to collect additional fees in connection with our management of our Programs. Our fees consist primarily of (i) origination fees from debt and equity investments paid by the real estate operators with which we partner, (ii) asset management fees from our Programs, (iii) advisory fees from investors in our Programs, and (iv) interest income which would have a negative effect on our growth prospects.

In addition, investors are typically permitted to withdraw their investments from our Programs through various redemption plans. In difficult market conditions, the pace of investor redemptions or withdrawals from our Programs could accelerate if investors move their funds to investments they perceive as offering greater opportunity or lower risk. Although investments in our Programs may generally be redeemed only at a discount to the original investment amount and redemptions are subject to other restrictions, redemptions could have the effect of decreasing the capital available for investments in our Programs and reduce our revenues and cash flows.

We are currently incurring net losses and expect to continue incurring net losses in the future.

We are currently incurring net losses and expect to continue incurring net losses in the future. Our failure to become profitable could impair the operations of the Fundrise Platform by limiting our access to working capital to operate the Fundrise Platform. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth, or our revenue could decline.

The loss of our executive officers or key personnel could have an adverse effect on our business. Our ability to attract and retain qualified investment professionals is critical to our success.

We depend on the investment expertise, skill and network of business contacts of our executive officers and key personnel. Our executive officers and key personnel evaluate, negotiate, structure, execute, monitor and service our investments. Our future success will depend to a significant extent on the continued service and coordination of our executive officers and key personnel. In particular, Benjamin S. Miller, our co-founder and Chief Executive Officer, is critical to the management of our business and operations and the development of our strategic direction. The departure of Mr. Miller or of any other executive officers or key personnel could have an adverse effect on our ability to achieve our investment objective.

The ability of the Programs to achieve their investment objectives depends on our ability to identify, analyze, invest in, finance and monitor real estate investments that meet their investment criteria. Our capabilities in structuring the investment process and providing competent, attentive and efficient services to our Programs depend on the employment of investment professionals in adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the investment and growth objectives of the Programs, we may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. We may not be able to find investment professionals in a timely manner or at all. We also face competition from other industry participants for the services of qualified investment professionals, both with respect to hiring new and retaining current investment professionals. Failure to support our investment process could have an adverse effect on our business, financial condition and results of operations. We do not carry any “key man” insurance that would provide us with proceeds in the event of the death or disability of our executive officers or key personnel.

Our business model depends to a significant extent upon strong relationships with key persons and companies in the real estate market for sources of investment opportunities. The inability of our executive officers or key personnel to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that certain of our executive officers and key personnel will maintain and develop our relationships with key persons and companies in the real estate market, and our Programs will rely to a significant extent upon these relationships to provide them with potential investment opportunities. Certain key persons and companies in the real estate market regularly provide us with access to their transactions. If our executive officers and key personnel fail to maintain their existing relationships or develop new relationships with key persons and companies in the real estate market for sources of investment opportunities, we will not be able to grow the investment portfolios of our Programs. In addition, individuals with whom our executive officers and key personnel have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for our Programs.

The investment management business is intensely competitive.

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, continuity of investment professionals and relationships with key persons in the real estate market, the quality of services provided to partner real estate operators, corporate positioning, business reputation and continuity of differentiated products. A number of factors, including the following, serve to increase our competitive risks:

•	a number of our competitors have greater financial, technical, marketing and other resources, including a lower cost of capital and better access to funding sources, more established name recognition and more personnel than we do;

•	there are relatively low barriers impeding entry to new investment funds, including a relatively low cost of entering these businesses;

•	the recent trend toward consolidation in the investment management industry, and the securities business in general, has served to increase the size and strength of our competitors;

•	some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than our investment approach;

•	some competitors may have higher risk tolerances or different risk assessments than we or our Programs have;

•	other industry participants, private real estate funds and alternative asset managers may seek to recruit our qualified investment professionals; and

•	we have a limited operating history and investors may choose conventional platforms with more operating experience and name recognition.

If we are unable to compete effectively, our revenue would be reduced and our business could be adversely affected.

Poor performance of our Programs would cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future Programs.

We generate the majority of our revenues from (i) origination fees from debt and equity investments paid by the real estate operators or joint-ventures with which we partner, (ii) asset management fees from our Programs, (iii) advisory fees from investors in our Programs, and (iv) interest income.

If any of our Programs perform poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record would suffer. As a result, our revenues may be adversely affected and the value of our assets under management could decrease, which may, in turn, reduce our fees. Poor performance of our Programs could also make it more difficult for us to raise new capital. Investors in our Programs may decline to invest in future Programs we form as a result of poor performance. Investors and potential investors in our Programs continually assess the performance of our Programs independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future Programs and avoid excessive redemption levels depends on our Programs’ performance. Accordingly, poor performance may deter future investment in our Programs and thereby decrease the capital invested in our Programs and, ultimately, our revenues. Alternatively, in the face of poor performance of our Programs, investors could demand lower fees or fee concessions for existing or future Programs which would likewise decrease our revenues.

The performance of our Programs depends primarily on the performance and net value of the underlying properties that our Programs own or in which our Programs make debt or equity investments. Lack of performance or a reduction of the net value of some of these properties may adversely affect the performance of our Programs, and our financial condition and results of operations would be harmed.

Our success depends significantly upon the performance and net value of the properties that our Programs own or in which our Programs make debt or equity investments. The performance and net value of these properties is subject to risks typically associated with real estate, which include the following many of which are partially or completely outside of our control:

•	climate change and natural disasters such as hurricanes, earthquakes and floods, or acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001, may result in a substantial damage to the properties;

•	adverse changes in national and local economic and real estate conditions, including potential increases in interest rates and declines in real estate values, may adversely affect the investments of our Programs;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of competing properties to prospective tenants may limit our Programs’ ability to attract or retain tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances may adversely affect the use of or rental income generated by the properties, and the related costs of compliance therewith and the potential for liability under applicable laws may result in losses to our Programs;

•	remediation and liabilities associated with environmental conditions affecting properties may result in significant costs to our Programs;

•	uninsured or underinsured property losses may result in corresponding losses to our Programs;

•	an inability to realize estimated market rents may adversely affect the financial conditions of our Programs;

•	a concentration of investments in properties in one sector (such as residential or retail properties) may leave our Programs’ profitability vulnerable to a downturn or slowdown in such sector and expose our Programs to risks unique to such sector;

•	the geographic concentration of investments in a limited number of regions may expose our Programs to adverse conditions in such regions;

•	properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties;

•	lease defaults or terminations by tenants could reduce our Programs’ net income;

•	the profitability of investments in retail properties will be significantly impacted by the success and economic viability of the retail anchor tenants;

•	potential development and construction delays and resultant increased costs and risks may hinder our Programs’ results of operations and decrease net income;

•	actions of any joint venture partners that our Programs may have could reduce the returns on joint venture investments;

•	the commercial real estate loans our Programs originate or invest in could be subject to delinquency, foreclosure and loss, which could result in losses to our Programs;

•	investments in non-conforming or non-investment grade rated loans involve greater risk of loss;

•	changes in interest rates and/or credit spreads could negatively affect the value of any debt investments our Programs may make, which could result in reduced earnings or losses;

•	prepayments can adversely affect the yields on any debt investments our Programs may make;

•	many of our Programs’ investments are illiquid and our Programs may not be able to vary their portfolios in response to changes in economic and other conditions; and

•	if our Programs overestimate the value or income-producing ability or incorrectly price the risks of investments, they may experience losses.

Fees received in connection with the management of our Programs comprise a significant portion of our revenues and a reduction in or elimination of such fees, including from the termination of certain relationships with our Programs, could have an adverse effect on our revenues and results of operations.

Our primary sources of revenue currently consist of (i) origination fees from debt and equity investments paid by the real estate operators or joint-ventures with which we partner, (ii) asset management fees from our Programs, and (iii) advisory fees from investors in our Programs. If the total assets or net investment income of our Programs were to decline significantly for any reason, including without limitation, due to short-term changes in market value, mark-to-market accounting requirements, the poor performance of our Programs’ investments or the failure to successfully access or invest capital, the amount of the fees we receive would also decline significantly, which could have an adverse effect on our revenues and results of operations.

In addition, fees paid to us could vary from due to a number of factors, including a Program’s ability to invest in properties or other real estate assets that meet its investment criteria, the interest rate payable on the debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in the market, its ability to fund investments and general economic conditions. Variability in fees we received would have an adverse effect on our revenues, results of operations and could cause volatility or a decline in the value of our Class B Common Stock.

In addition, the advisory, management or other arrangements between us or our affiliates on one hand, and any of our Programs on the other hand, may be terminated. For example, the manager of a Sponsored Program may be removed for “cause” upon the affirmative vote or consent of the holders of two-thirds of the then issued and outstanding common shares of such Sponsored Program. Additionally, the arrangement between Fundrise Servicing, LLC and our Programs, pursuant to which Fundrise Servicing, LLC receives certain servicing and other fees, may be terminated upon the occurrence of certain events, such as the insolvency of Fundrise Servicing, LLC or its failure to comply with the terms of the applicable servicing agreement. If any such arrangements between us or our affiliates on one hand, and any of our Programs on the other hand, are terminated, we would experience a reduction in or elimination of such fees, resulting in a significant decline in revenues.

Future pressures to lower, waive or credit back our fees could reduce our revenue.

We have on occasion lowered, waived or credited the fees otherwise payable to us in connection with our management of our Programs to improve projected investment returns and attract investors. There has also been a trend toward lower fees in some segments of the third-party asset management business, and fees payable to us in connection with our management of our Programs could follow these trends. In order for us to maintain our fee structure in a competitive environment, we must be able to provide investors with investment returns and service that will incentivize them to pay such fees. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future Programs could have an adverse impact on our revenue.

The historical returns attributable to our Programs may vary significantly from the future results of our Programs, our new investment strategies, our operations or any returns expected on an investment in our Class B Common Stock.

We have presented in this offering circular the returns relating to the historical performance of our Programs. The returns are relevant to us primarily insofar as they are indicative of revenues we have earned in the past and may earn in the future, our reputation and our ability to form new Programs. The returns of our Programs are not, however, directly linked to returns on our Class B Common Stock, since an investment in our Class B Common Stock is not an investment in any of our Programs (although we typically invest a limited amount of capital in our Programs to create an alignment of interest with investors in our Programs). Therefore, you should not conclude that continued positive performance of our Programs will necessarily result in positive returns on an investment in our Class B Common Stock. However, poor performance of our Programs will cause a decline in our revenue from such Programs, and would therefore have a negative effect on our performance and the value of our Class B Common Stock. Moreover, the historical returns of our Programs should not be considered indicative of, and may vary significantly from, the future returns of these or any future Programs we may form, in part because our Programs’ returns have benefited from investment opportunities and general market conditions that may not repeat themselves, including the availability of debt capital on attractive terms, and there can be no assurance that our current or future Programs will be able to avail themselves of profitable investment opportunities.

In addition, the internal rate of return, or IRR, for any current or future Program may vary considerably from the historical IRR generated by any particular Programs, or for our Programs as a whole. Future returns will also be affected by the risks described elsewhere in this offering circular, including risks of the industries and businesses in which a particular Program invests.

The Programs face competition for investment opportunities, which could reduce returns and result in losses to the Programs and reduce our revenues.

Even though our Programs are focusing on investments consisting primarily of small balance commercial real estate assets, which we believe are not targeted by institutional funds, the Programs compete for the acquisition of properties and other investments and the origination of loans with certain other companies, including REITs, insurance companies, commercial banks, certain private investment funds, hedge funds, specialty finance companies, online investment platforms and other investors. Several of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we or our Programs do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us or the Programs. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we or our Programs have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do for our Programs. We may lose investment opportunities for our Programs if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and/or structure, we may not be able to achieve acceptable returns on investments for the Programs or such investments may bear substantial risk of capital loss, particularly relative to the returns to be achieved. Furthermore, a significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms for the Programs. Moreover, some of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the Investment Advisers Act of 1940 imposes on the manager of our eDirectTM Programs.

The significant growth we have experienced, particularly with respect to assets under management and revenues, will be difficult to sustain.

Our assets under management increased from approximately $250 million as of December 31, 2017 to approximately $2.41 billion as of December 31, 2021. The continued growth of our business will depend on, among other things, our ability to devote sufficient resources to maintaining existing investment strategies and developing new investment strategies and Programs, our ability to raise adequate capital for our Programs, our ability to identify and source appropriate real estate assets and investments, our ability to maintain and further develop relationships with real estate operators and other sources of investment opportunities, our success in producing attractive returns from our investment strategies, our ability to extend our distribution capabilities and direct investor traffic to the Fundrise Platform, our ability to deal with changing market conditions, our ability to maintain adequate financial and business controls and our ability to comply with legal and regulatory requirements arising in response to the increased sophistication of the real estate investment management market. Any failure to sustain the level of growth we have achieved historically could adversely affect our ability to generate revenues and control our expenses.

Our failure to manage future growth effectively may have an adverse effect on our financial condition and results of operations.

We may experience continued rapid growth in our operations, which may place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our executive officers to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise and manage new employees, obtain financing for our capital needs, expand our systems effectively, allocate our human resources optimally, maintain clear lines of communication between our transactional and management functions and our finance and accounting functions and manage the pressures on our management, administrative, operational and financial infrastructure. We also cannot assure you that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations, and we may not be able to manage growth effectively or to achieve growth at all. Any failure to manage our future growth effectively could have an adverse effect on our business, financial condition and results of operations.

We intend to expand into new investment strategies and geographic markets and may enter into new lines of business, each of which may result in additional risks and uncertainties in our businesses.

If market conditions warrant, we intend to grow by increasing assets under management in existing businesses and expanding into new investment strategies and geographic markets and may enter into new lines of business. We may develop new strategies and Programs organically through the Fundrise Platform. We may also pursue growth through acquisitions of critical business partners or other strategic initiatives.

Attempts to expand our businesses involve a number of special risks, including some or all of the following:

•	the required investment of capital and other resources;

•	the diversion of management’s attention from our core businesses;

•	the levels of experience of our executive officers, investment professionals and senior management in operating new investment strategies and Programs;

•	the assumption of liabilities in any acquired business;

•	unexpected difficulties or the incurrence of unexpected costs associated with integrating and overseeing the operations of new businesses and activities;

•	entry into geographic markets or lines of business in which we may have limited or no experience;

•	increasing demands on our operational and management systems and controls;

•	new investment strategies and Programs may provide for less profitable fee structures and arrangements than our existing investment strategies and Programs;

•	compliance with additional regulatory requirements; and

•	the broadening of our geographic footprint, increasing the risks associated with conducting operations in certain jurisdictions where we currently have no presence.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control. Further, as we expand existing and develop new Programs that are not permanent capital vehicles, we may be subject to a greater risk of, among other things, investor redemptions and reallocation. Because we have not yet identified these potential new investment strategies, geographic markets or lines of business, we cannot identify all the risks we may face and the potential adverse consequences on us and your investment that may result from any attempted expansion. The risks described above, including those we cannot identify, may prevent us from growing our business through expanded product offerings or result in unexpected costs that may lead to a decline in our financial position and the value of our Class B Common Stock.

Operational risks may disrupt our business, result in losses or limit our growth.

We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by third parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business, liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our Programs, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

Employee misconduct and unsubstantiated allegations against us could expose us to significant reputational harm.

We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of investors in our Programs are of critical importance. If an employee were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us by employees, stockholders or others, we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.

It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could subject us to regulatory sanctions and result in an adverse effect on our reputation and our business.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks in our Programs may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in those Programs or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses in the net asset value of the Programs and therefore a reduction in our revenues.

We may be required to repay loans that we guarantee in order for our Programs to finance the acquisition of properties.

From time to time we may provide certain guarantees of loans in order for our Programs to finance the acquisition of properties. If, in the future, we are called upon to satisfy a substantial portion of these guarantees, our results of operations and financial condition could be harmed.

A significant amount of our Programs are structured through vehicles intended to qualify as REITs for U.S. federal income tax purposes. REITs are generally not subject to U.S. federal corporate income tax on their net income that is distributed to their shareholders. If any such Program fails to satisfy the requirements necessary to permit it to qualify for this favorable tax status, we could be subject to claims by investors and our reputation for structuring these Programs would be negatively affected, which would have an adverse effect on our financial condition and results of operations.

We structure some of our Programs as public non-traded REITs. A REIT is generally not subject to U.S. federal corporate income tax on its net income that is distributed to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally arises in an investment in a taxable corporation. This flow-through treatment permits REITs to have more income available for distributions to investors (i.e., without reduction for U.S. federal corporate income tax). If a REIT fails to satisfy the complex requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended, we could be subject to claims by investors as a result of such REIT being subject to U.S. federal corporate income (and possibly increased state and local) tax and a reduction in the funds available for distribution to investors in our Programs. In addition, any failure to satisfy applicable tax REIT requirements in structuring our Programs would negatively affect our reputation, which would in turn affect our ability to earn additional fees from new Programs. Claims by investors could lead to losses and any reduction in our fees would have an adverse effect on our revenues.

The Internal Revenue Service could challenge the classification of our eFunds as partnerships for U.S. federal income tax purposes, causing them to be subject to corporate level taxation.

We intend for our eFunds to be treated as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxed as a corporation. However, qualification as a partnership for U.S. federal income tax purposes involves complex tax considerations, including compliance with certain safe harbors to avoid taxation as a corporation. If any of our eFunds fail to qualify as a partnership for U.S. federal income tax purposes, it would be subject to entity-level U.S. federal corporate income tax and, as a result, its cash available for distribution to its members and the value of its common shares could materially decrease. In addition, any failure of any of our eFunds to qualify as a partnership for U.S. federal income tax purposes would negatively affect our reputation, which would in turn affect our ability to earn additional fees from new Programs. Claims by investors could lead to losses and any reduction in our fees would have an adverse effect on our revenues.

The investment management industry faces substantial litigation risks that could adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

We depend to a large extent on our network of relationships and on our reputation in order to attract and retain investors. If an investor in our Programs is not satisfied with our products or services, such dissatisfaction, especially communicated to others, may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of investors in our Programs that could result in substantial losses to them. If investors in our Programs suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and could adversely affect our business, financial condition or results of operations.

Any failure to protect our own intellectual property rights could impair our brand, or subject us to claims for alleged infringement by third parties, which could harm our business.

We rely on a combination of copyright, trade secret, trademark and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark and other rights or applications for any of the foregoing. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. We may, however, be unaware of the intellectual property rights that others may claim cover some or all of our technology or services.

In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. In addition, any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering investments in our Programs or operating the Fundrise Platform or require that we comply with other unfavorable terms. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and our business.

Risks Related to this Offering and our Structure

Because no public trading market for our shares currently exists, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price.

Our amended and restated certificate of incorporation does not require us to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a stock exchange or other trading market. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. Additionally, we currently have no redemption plan in place and do not expect to adopt any redemption plans in the future. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Although we presently intend to list our shares of Class B Common Stock on a stock exchange or other trading market at some point in the future in order to provide liquidity to our stockholders, our amended and restated certificate of incorporation does not require us to pursue such a liquidity transaction, nor will we enter into any registration rights agreement with stockholders. Market conditions and other factors could cause us to delay the listing of our shares on a stock exchange or other trading market exchange. If we decide to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we decide to list our shares on a stock exchange or other trading market, the timing of such listing will depend on real estate and financial markets, economic conditions, and U.S. federal income tax effects on stockholders, that may prevail in the future. We cannot guarantee that we will be successful in listing our shares. If we do not decide to list our shares, or delay such a listing due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

This offering and the offerings of our eDirectTM Programs are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our and our eDirectTM Programs’ offerings, and we may not raise adequate capital to implement our business strategy.

Our Class B Common Stock and the common shares of our eDirectTM Programs are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year, (C) who has certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, as designated by the SEC or (D) who, with respect to investments in a private fund, are “knowledgeable employees” of the fund, as defined in the Investment Company Act of 1940) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock and the common shares of our eDirectTM Programs are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock or in the common shares of an eDirectTM Program, as applicable, does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising approximately $91.3 million in this offering and each eDirectTM Program’s goal of raising $75,000,000 on a rolling 12-month basis in its offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, the eDirectTM Programs’ offerings, and a larger investor base involves increased transaction costs, which will increase our, our eDirectTM Programs’ expenses. Further, if our eDirectTM Programs are unable to successfully raise capital for their respective business strategies, we will experience a decrease in the fees that we collect from our eDirectTM Programs or from real estate operators that may be borrowers or joint venture partners with our eDirectTM Programs, which would have a negative effect on our growth prospects.

Because we are limited in the amount of funds we can raise in this offering, we may be unable to form an adequate number of new Programs in order to achieve our growth potential.

This offering is being made on a “best efforts” basis. Under Regulation A, we are allowed to raise only up to $75,000,000 in any 12-month period (although we may raise capital in other ways). Failure to raise substantial funds may limit our ability to expand our business, preventing us from attaining our growth objectives. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of revenue.

We will continue to be controlled by our executive officers who hold shares of our capital stock, and their interests may conflict with those of our other stockholders.

Upon the completion of this offering (that is, assuming that we are able to raise the balance of the aggregate $91.3 million of Class B Common Stock being offered in this offering), our executive officers who hold shares of our capital stock, one of whom is Benjamin Miller, our Chief Executive Officer, will collectively hold more than fifty percent (50%) of the combined voting power of our capital stock (after giving effect to the voting rights of the holders of preferred stock, voting on an as-converted basis). So long as our executive officers continue to collectively hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our executive officers may not always coincide with the interests of other stockholders, and our executive officers may act in a manner that advances their best interests and not necessarily those of our other stockholders.

The holders of our Series A Preferred Stock and Class F Common Stock could restrict our ability to enter into various corporate transactions that may be beneficial to our business strategy.

So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, we are generally prohibited from, among other things, the following:

•	effecting a sale or transfer of all or substantially all of our assets;

•	entering into any merger or consolidation;

•	effecting a change of control;

•	effecting a liquidation or dissolution;

•	amending our amended and restated certificate of incorporation or bylaws;

•	authorizing or issuing equity securities that are senior to, or on parity with, our preferred stock;

•	redeeming or otherwise acquiring any shares of preferred stock or common stock;

•	changing the size of our board of directors;

•	paying or declaring any dividends;

•	approving any transaction that is outside of the annual budget approved by our board of directors and involves a capital expenditure in excess of $1,000,000;

•	entering into certain affiliate transactions;

•	entering into an agreement relating to the compensation of our Chief Executive Officer;

•	changing our material accounting methods or policies to those that are not in compliance with U.S. generally accepted accounting principles, or GAAP;

•	issuing any equity securities for consideration other than cash;

•	increasing the number of shares reserved under the 2014 Stock Option and Grant Plan or adopting any new stock options or incentive plans;

•	changing our primary lines of business; and

•	licensing or encumbering any of our intellectual property.

Additionally, so long as any shares of Class F Common Stock are outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Class F Common Stock, we are generally prohibited from, among other things, the following:

•	amending our amended and restated certificate of incorporation or bylaws if such amendment would adversely affect the rights of the holders of Class F Common Stock;

•	changing the authorized number of shares of Class F Common Stock;

•	authorizing or issuing equity securities that have voting rights more favorable than those grants to the Class F Common Stock; and

•	changing the size of our board of directors.

These restrictions may limit our ability to engage in activities which could expand our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions.

Holders of our Class B Common Stock have no voting rights, except under limited circumstances, and your ability to influence the outcome of important transactions of the company, including a change in control, are limited.

Holders of our Class B Common Stock do not have voting rights, except as may be required by Delaware law, and will have no right to vote for any members of our board of directors or increases in the number of authorized shares of common stock (including the number of shares designated as Class B Common Shares. The holders of our Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock are entitled to vote on all matters submitted to a vote of stockholders. The holders of our Class F Common Stock are entitled to ten (10) votes per share and the holders of our Class M Common Stock are entitled to nine (9) votes per share on all matters submitted to a vote of stockholders. The holders of Class F Common Stock and Class M Common Stock control the voting power of our capital stock and therefore will control all matters submitted to our stockholders for approval. Furthermore, the holders of Series A Preferred Stock have contractual rights to approve certain corporate transactions, including effecting a change of control of our company. The holders of our Class F Common Stock, Class M Common Stock and Series A Preferred Stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class B Common Stock. However, on December 10, 2016, we redeemed all of the outstanding shares of Class M Common Stock, and as of the date of this Offering Circular, no shares of Class M Common Stock were issued and outstanding.

Our Class B Common Stock is subject to restrictions on transfer and a company repurchase option, both of which could restrict your ability to sell your shares or realize a profit on your shares.

Pursuant to our amended and restated certificate of incorporation, holders of our Class B Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class B Common Stock (or any interest therein) without the prior written consent of our board of directors or our chief executive officer, except for certain exempt transfers. Our board of directors or chief executive officer may withhold consent to any prohibited transfer in its absolute discretion. Accordingly, if you intend to sell or otherwise transfer your shares of Class B Common Stock, and the intended transfer is prohibited, you may not be able to consummate the sale or transfer without prior consent, and the board of directors or chief executive officer have no obligation to approve the sale or transfer. In such circumstance, you may be required to hold your shares indefinitely or transfer them at a later time and for a lower price per share than you originally proposed selling them for.

Additionally, pursuant to subscription agreements that we enter into with each holder of Class B Common Stock, we have the right to repurchase, at the original purchase price, all of the shares of Class B Common Stock held by a holder if such holder fails to conform their personal conduct to accepted standards of good citizenship or if such holder conducts itself in a way that reflects poorly on our company, as determined by our board of directors or chief executive officer in their sole discretion. If we repurchase your shares of Class B Common Stock under the above circumstances, you will not realize any profit on your shares, regardless of the current fair market value of those shares. These restrictions on transfer and our repurchase option on the Class B Common Stock could also have an adverse effect on the marketability of our Class B Common Stock, which could decrease the value of the Class B Common Stock.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, while we have a board of directors and have adopted guidelines relating to director conflicts of interests and policies relating to related-party transactions, we do not have, nor are we required to have (i) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (iv) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Certain provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could hinder, delay or prevent a change of control of the Company.

Certain provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company, even if a change of control would be beneficial to the interests of our stockholders. For example, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Although Section 203 is not applicable to us as of the date of this offering circular, because we do not currently have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders (one of which must be true in order for Section 203 to apply), we may become subject to Section 203 in the future. As an additional example, our amended and restated certificate of incorporation provides that so long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, we are generally prohibited from effecting a change of control.

The offering price of our shares of Class B Common Stock was not established on an independent basis; the actual value of your investment may be substantially less than what you pay.

We established the offering price of our shares of Class B Common Stock on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may be substantially more than the actual value of your investment. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our amended and restated certificate of incorporation, we have authority to issue an aggregate of 106,000,000 shares of capital stock, consisting of 91,000,000 shares of common stock (of which 43,000,000 are Class A Common Stock, 20,000,000 are Class B Common Stock, 10,000,000 are Class F Common Stock, and 18,000,000 are Class M Common Stock) and 15,000,000 shares of preferred stock, and, subject to certain protective provisions, our stockholders may amend our amended and restated certificate of incorporation to increase the number of authorized shares, although, under Regulation A, we are only allowed to sell up to $75,000,000 of our shares of Class B Common Stock in any 12-month period (although we may raise capital in other ways). After your purchase in this offering, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares. As of December 31, 2021, 39,329,528 shares of capital stock are outstanding including 15,008,588 shares of Class B Common Stock, but not including 2,887,000 shares of Class B Common Stock being offered in this offering.

By purchasing shares in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. By purchasing shares in this offering, investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation A, such waiver will limit an investor’s ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor’s investment in our securities.

We do not expect to declare dividends in the foreseeable future.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of the value of our Class B Common Stock, which may never occur.

Risks Relating to Economic Conditions

Economic recessions or downturns may have an adverse effect on our business, financial condition and results of operations.

Economic recessions or downturns may result in a prolonged period of market illiquidity, which could have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could reduce investments on our Fundrise Platform by Program investors and engagement by real estate operators. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, or the public perception that any of these events may occur, have resulted in and could continue to result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. These events could adversely affect our demand among investors and negatively impact our ability to generate the fees that we collect from our Programs or from real estate operators that may be borrowers or joint venture partners with our Programs, which will impact our results of operations.

During an economic downturn, it may also take longer for our Programs or for the real estate operators that may be borrowers or joint venture partners with our Programs to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such real estate investments may become impaired and our Programs could record losses as a result of such impairment or could experience reduced profitability related to declines in real estate values. These events could adversely affect the performance of our Programs and, in turn, our business, and negatively impact our results of operations.

Negative general economic conditions could continue to reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for the securities offered by our Programs, which may in turn adversely affect our revenues. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries.

Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies.  We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments, manage our investments and continue to grow our existing Sponsored Programs and successfully sponsor new Sponsored Programs and the fee revenues they generate for us in a manner consistent with achieving our investment objectives.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our and our Sponsored Programs’ access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings and the ability to grow our business. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our Sponsored Programs’ portfolios and may cause one or more of their borrowers or tenants to be unable to meet their debt service or rent obligations to them in full, or at all, or to otherwise seek modifications of such obligations.  In addition, governmental authorities may enact laws that will prevent the Sponsored Programs from taking action against borrowers or tenants who do not pay rent.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Risks Related to our Development and the Fundrise Platform

Our ability to implement our business strategy is dependent, in part, upon our ability to successfully conduct this offering, and the ability of our Programs to conduct their offerings, through the Fundrise Platform, which makes an investment in us more speculative.

We will conduct this offering primarily through the Fundrise Platform, which we own through our wholly-owned subsidiary, Fundrise, LLC. Only a limited number of investment opportunities, including investment opportunities in our Programs, have been offered through the Fundrise Platform prior to this offering. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell shares of Class B Common Stock to investors through the Fundrise Platform. If we are not successful in selling additional shares of Class B Common Stock through the Fundrise Platform, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our business strategy. If we are unsuccessful in implementing our business strategy, you could lose all or a part of your investment.

Our ability to implement our business strategy is also dependent upon the ability of our Programs to conduct their offerings through the Fundrise Platform. If our Programs are not successful in conducting their offerings through the Fundrise Platform, their abilities to raise proceeds through their offerings will be limited and they may not have adequate capital to implement their business strategies. If our Programs are unsuccessful in implementing their business strategies, we would experience a reduction in or elimination of the fees that we collect in connection with our management of our Programs, which could harm our business and results of operations.

We are a development stage company with limited operating history and no profits to date. As a company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

We have a limited operating history. In order for us to be successful, the volume of Programs sponsored on the Fundrise Platform will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater obligations and demands on the Fundrise Platform. The Fundrise Platform is dependent upon the website to maintain current listings and transactions in real estate-related assets comprising our Programs. We also expect to constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of the Fundrise Platform. If our business grows substantially, we may need to make significant new investments in personnel and infrastructure to support that growth. If we are unable to increase the capacity of the Fundrise Platform and maintain the necessary infrastructure, or if we are unable to make significant investments on a timely basis or at reasonable costs, the Fundrise Platform may experience periodic downtime, which may cause disruptions to the business and operations of our Programs. Such disruptions may in turn adversely affect our business and results of operations.

We will need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors. To continue the development of the Fundrise Platform, we will require substantial additional funds. To meet such financing requirements in the future, we may raise funds through equity offerings (such as this offering), debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available on favorable terms, or at all. If we are unable to obtain additional funds for the operation of the Fundrise Platform, we may be forced to reduce or terminate its operation, which may adversely affect our business and results of operations.

If we were to enter bankruptcy proceedings, the operation of the Fundrise Platform and the activities with respect to our operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

If we were to enter bankruptcy proceedings or to cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Such alternatives could result in delays in the filing of reports or could require us to pay significant fees to another company that we engage to perform services for us.

If the security of the confidential information of investors in our Programs stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The Fundrise Platform may store investors’ bank information and other personally-identifiable sensitive data. The Fundrise Platform is hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services provided by Symantec Corporation. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Fundrise Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors in our Programs and our partner real estate operators to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in a potential loss of investors and adverse effect on the value of your investment in us.

Any significant disruption in service on the Fundrise Platform or in its computer systems could reduce the attractiveness of the Fundrise Platform and result in a loss of members.

If a catastrophic event resulted in a platform outage and physical data loss, the Fundrise Platform’s ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new members and retain existing members. Our hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). We also maintain a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that members’ access to the Fundrise Platform will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm the success of this offering, our Programs’ ability to perform any services for project investments or maintain accurate accounts, our relationships with our members and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent our Programs from processing or posting payments on the corresponding investments, damage our brand and reputation, divert our employees’ attention, and cause members to abandon the Fundrise Platform.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and our Programs’ ability to service the corresponding project loans and equity investments may be adversely affected.

Our Programs and the Fundrise Platform rely on third-party and FDIC-insured depository institutions to process their transactions, including payments of corresponding loans and equity investments and distributions to their shareholders or noteholders. Additionally, we rely on such institutions to process subscriptions under this offering. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as “chargebacks”), we may be subject to sanctions and potentially disqualified from using the system to process payments. The Fundrise Platform also relies on computer hardware purchased and software licensed from third parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with “cloud services.” This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the Fundrise Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our and our Programs’ ability to process payments will suffer.

Risks Related to Compliance and Regulation

We and our Sponsored Programs are subject to extensive regulation, and failure to comply with such regulation could have an adverse effect on our business.

We, our Sponsored Programs, and our subsidiaries are subject to extensive regulation. In particular, we are subject to regulation by the SEC under the federal securities laws, and the Flagship Fund as well as the manager of our Sponsored Programs is subject to regulation under the Investment Advisers Act of 1940, or the Advisers Act.

The various legal statutes and regulatory rules that we and our subsidiaries are subject to are extremely complex, and compliance with them can be a time-consuming and difficult task. For example, the Advisers Act imposes numerous obligations on investment advisers, including record keeping, advertising and operating requirements, disclosure obligations and prohibitions on misleading or fraudulent activities. The Advisers Act also imposes an overriding fiduciary duty on investment advisers. As we develop new investment strategies and businesses, we expect to become subject to additional regulations and oversight by regulatory agencies with which we do not currently have experience.

Failure to comply with various laws and regulations applicable to us and our subsidiaries could have an adverse impact on our business. These include the possibility of significant civil or criminal fines, censure, suspensions of personnel or other sanctions (including the possibility of being barred from the industry) or the revocation of the registration of the manager of our eDirectTM Programs as an investment adviser. Moreover, even if the announcement of a sanction imposed against us, one of our subsidiaries or our personnel by a regulator is for a small monetary amount, the adverse publicity related to the sanction could harm our reputation, which in turn could have an adverse effect on our businesses in a number of ways, making it harder for us to form new Programs and discouraging others from doing business with us. Additionally, the bringing of a significant enforcement action against us could cause irreparable damage to our business reputation and ability to remain in business, regardless of the merits of the claim against us.

Pursuant to the Advisers Act, operating agreements between certain of our subsidiaries who are U.S. registered investment advisers, and the eDirectTM Programs are not assignable without the consent of the relevant eDirectTM Programs. Assignment, as generally defined, includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the direct or indirect transfer of a “controlling block” of the voting securities of the respective subsidiary. A transaction is not an assignment under the Advisers Act, however, if it does not result in a change of actual control or management of the relevant subsidiary.

We could decide to sell a controlling block of our voting securities in the future, in which event the contractual anti-assignment and termination provisions of the operating agreements between our U.S. registered investment adviser subsidiaries and the eDirectTM Programs may be implicated. If an assignment of the operating agreements between the eDirectTM Programs and our U.S. registered investment adviser subsidiaries is deemed to occur, and the eDirectTM Programs do not consent to the assignment or enter into new agreements, our results of operations could be materially and adversely affected.

The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight and may adversely affect our business.

The regulatory environment in which we operate has undergone significant changes in the recent past, including the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the adoption of many new rules and regulations in response. We believe there may be more regulatory changes in our industry, which would result in subjecting participants to significant additional regulation. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect investors and other third parties who deal with us. These regulations often serve to limit our activities, including through customer protection and market conduct requirements. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us may adversely affect our business. Our ability to function in this environment will depend on our ability to constantly monitor and promptly react to legislative and regulatory changes. For investment management firms in general, there have been a number of highly publicized regulatory inquiries that focus on the asset management industry. These inquiries already have resulted in increased scrutiny in the industry and new rules and regulations for investment managers. This regulatory scrutiny may limit our ability to engage in certain activities that might be beneficial to our stockholders.

In addition, as a result of the recent economic downturn, acts of serious fraud in the asset management industry and perceived lapses in regulatory oversight, U.S. governmental and regulatory authorities may increase regulatory oversight of our businesses. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. The enactment of new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

We are offering our shares of Class B Common Stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers make our shares of Class B Common Stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements, which may make our shares of Class B Common Stock less attractive to investors who are accustomed to traditional initial public offerings that are subject to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our shares of Class B Common Stock, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our shares of Class B Common Stock, we may be unable to raise the necessary funds necessary to continue developing our Programs, which could severely affect the value of our shares of Class B Common Stock.

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standard that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with all public accounting standards.

This offering and the offerings of many of our Sponsored Programs rely on relatively untested regulatory regimes, most notably Regulation A promulgated pursuant to the Jumpstart Our Business Act.  Accordingly, we and many of our Sponsored Programs face heightened regulatory uncertainty regarding how to conduct such offerings, as well as potential enforcement actions from state and federal regulators regarding the compliance of such offerings with applicable regulatory regimes.

Given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our shares of Class B Common Stock and our Programs’ common shares, as well as any ongoing compliance that we may be subject to.  As the first company to sponsor multiple offerings under Regulation A, we have led the way in establishing regulatory norms and precedents for offerings undertaken as a Tier 2 issuer, including with regard to our scaled disclosure and reporting requirements and our plan of distribution. While we endeavor to comply with all regulatory regimes with regard to this offering and our Sponsored Programs’ offerings, as a result of the novelty of our business practices surrounding such offerings, we expect to be subject to heightened regulatory focus while the regulatory norms and precedents surrounding our offerings become established, which may result in inquiries, investigations, or other enforcement actions from state or federal regulators, which could severely affect the value of our shares of Class B Common Stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-1.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $75,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be adversely affected.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we do not need to provide a report on the effectiveness of our internal controls over financial reporting, and we are exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

If we were required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business.

Section 3(a)(1) of the Investment Company Act provides that an investment company is any issuer which: (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type; or (C) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As used in Section 3(a), “investment securities” includes all securities except U.S. government securities; securities issued by employees’ securities companies; and securities issued by majority-owned subsidiaries of the owner which are not investment companies, and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We do not issue face-amount certificates of the installment type. We hold ourselves out as an asset manager and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe we meet the definition of investment company as used in Section 3(a)(1)(A) and 3(a)(1)(B) of the Investment Company Act. We also believe we do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. Substantially all of our assets are equity interests in certain wholly-owned subsidiaries which themselves do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act.  We also currently and in the future may hold investment securities but we will monitor our holdings to ensure that the value of such investment securities will not exceed 40% of the total value of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  Similarly, certain of our wholly-owned subsidiaries currently and may in the future hold investment securities.  We will also monitor the holdings of those wholly-owned subsidiaries to ensure that the value of each subsidiary’s investment securities will not exceed 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act. If anything were to happen which would cause us to be required to register as an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, our affiliates and our executive officers and directors, or any combination thereof, and adversely affect our business, financial condition and results of operations.

If any of our Programs other than the Flagship Fund were required to register as an “investment company” under the Investment Company Act, the applicable restrictions could make it impractical for our subsidiaries to continue to provide services to our Programs, which could have an adverse effect on our business.

Our subsidiaries derive a majority of their revenues from fees they earn for providing services to our Programs. In that regard, if our Programs were required to register as investment companies under the Investment Company Act, the applicable restrictions could make it impractical for our subsidiaries to continue to provide services to our Programs, which could have an adverse effect on our business.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of our senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the Fundrise Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our Programs. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the Fundrise Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our shares of Class B Common Stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, our shares of Class B Common Stock may be refused.

Risks Related to Conflicts of Interest

There are conflicts of interest between us and our affiliates.

All of the agreements and arrangements between us and our affiliates, including those relating to fees and compensation, are not the result of arm’s length negotiations. Rather, such arrangements are determined by our executive officers based on industry standards and expectations of what our executive officers would be able to negotiate with a third party on an arm’s length basis. Some of the conflicts inherent in transactions with our affiliates, and the limitations on such parties adopted to address these conflicts, are described below. We will attempt to balance our interests with those of our affiliates. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on financial performance.

The interests of our executive officers, directors and affiliates may conflict with our interests.

We may have conflicts of interests with our executive officers, directors and affiliates. This risk is increased by the involvement of Benjamin Miller, who is our Chief Executive Officer and who participates, or expects to participate, directly or indirectly in offering by us and our affiliates, as well as in the management of our Programs. Potential conflicts of interest include, but are not limited to, the following:

•	our executive officers, directors and/or our affiliates may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•	our executive officers, directors and/or our affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from such businesses;

•	our executive officers, directors and/or our affiliates are not required to devote all of their time and efforts to our affairs; and

•	we experience conflicts of interests with certain of our directors, officers and affiliates from time to time with regard to any of our investments, transactions and agreements in which they hold a direct or indirect pecuniary interest.

We have adopted guidelines relating to director conflicts of interests and policies relating to related-party transactions. However, we cannot assure you that conflicts of interest, such as those listed above, will not result in claims by investors, which could have an adverse effect on our results of operations and financial condition.

As we establish additional Programs in the future, there may be conflicts of interests among the various Programs, which may result in opportunities that would benefit some Programs over others. Our failure to adequately address such conflicts of interest could damage our reputation and adversely affect our business.

We have in the past, and expect to continue in the future, to establish and sponsor additional Sponsored Program offerings, and to continue to offer investment opportunities primarily through the Fundrise Platform, including offerings that will acquire or invest in commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Some of our Sponsored Programs have overlapping investment objectives, and potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities among those Programs. The manager of our Sponsored Programs has adopted an investment allocation policy that governs the allocation of investment opportunities among our Programs. To the extent an investment opportunity is appropriate for one of our Sponsored Programs, the manager of our Sponsored Programs will adhere to its investment allocation policy in order to determine to which Sponsored Program to allocate the opportunity. If a sale, financing, investment or other business opportunity would be suitable for more than one Sponsored Program, the manager’s investment committee will allocate it according to the policies and procedures adopted by the manager. Any allocation of this type may involve the consideration of a number of factors that the manager’s investment committee determines to be relevant. Although the manager’s investment committee will endeavor to allocate investment opportunities in a fair and equitable manner, any of our Sponsored Programs could be adversely affected to the extent investment opportunities are allocated to other Sponsored Programs. There is no guarantee that the manager’s investment committee will make the correct decision in such allocation.

Except under any policies that may be adopted by us or the manager in the future, no Sponsored Program will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other Sponsored Program;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any Sponsored Program;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any Sponsored Program;

•	establishing material commercial relationships with another Sponsored Program; or

•	making operational and financial decisions that could be considered to be detrimental to another Sponsored Program.

In addition, any decisions by our us or our affiliates to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Program more than another Program or limit or impair the ability of any Program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular Program that such arrangements or agreements include or not include another Program, as the case may be. Any of these decisions may benefit one Program more than another Program.

Potential, perceived or actual conflicts of interest, such as those described above, could give rise to investor or stockholder dissatisfaction, litigation or regulatory enforcement actions. Adequately addressing conflicts of interest is complex and difficult and we could suffer significant reputational harm if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest. This could result in a loss of assets under management and adversely affect our business and financial condition.

The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest, such as those described above, we have adopted conflicts of interest policies to specifically address some of the conflicts relating to our activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us. Our board of directors may modify, suspend or rescind such policies, including any resolution implementing the provisions of such policies, in each case, without a vote of our stockholders.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our and our Sponsored Programs’ operations and future prospects include, but are not limited to:

•	our dependence on fee income generated from our Sponsored Programs to support our continued growth and expansion;
•	the ability of our Sponsored Programs to effectively deploy the proceeds raised in their initial and subsequent offerings;
•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”);
•	risks associated with breaches of our data security;
•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);
•	climate change and natural disasters could adversely affect properties held by the Sponsored Programs and our business;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	limited ability of our Sponsored Programs to dispose of assets because of the relative illiquidity of real estate investments;
•	intense competition in the real estate market that may limit the ability of our Sponsored Programs to attract or retain tenants or re-lease space;
•	defaults on or non-renewal of leases by tenants of our Sponsored Programs;
•	increased interest rates and operating costs;
•	our failure and the failure of our Sponsored Programs to obtain necessary outside financing;
•	decreased rental rates or increased vacancy rates;
•	difficulties of our Sponsored Programs in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	failure of our Sponsored Programs to successfully operate acquired properties and operations;
•	exposure to liability relating to environmental and health and safety matters;
•	changes in real estate and zoning laws and increases in real property tax rates;
•	failure of acquisitions to yield anticipated results;
•	our and our Sponsored Programs’ level of debt and the terms and limitations imposed on us by our debt agreements;
•	the need of our Sponsored Programs to invest additional equity in connection with debt refinancing as a result of reduced asset values;
•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
•	expected rates of return provided to investors;
•	Our ability to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	our ability to retain and hire competent employees and appropriately staff our operations;
•	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);
•	changes in business conditions and the market value of our and our Sponsored Programs’ assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by the Company;
•	our ability of our Sponsored Programs to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and
•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).
•	the other risks identified in this offering circular including, without limitation, those under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of Class B Common Stock in this offering will be approximately $91.3 million, based upon (i) previous capital raised in this offering of approximately $ 48.0 million, (ii) the sale of an additional 2,887,000 shares of Class B Common Stock being offering under this offering circular at an offering price of $15.00 per share and (iii) an estimate of $375,000 offering expenses payable by us being dedicated from the gross proceeds. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A. We previously raised approximately $66.4 million in our prior offering statement, which was qualified in January 2017 and offered through January 2020.

The principal purposes of this offering are to increase our capitalization and financial flexibility. As of the date of this offering circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Currently, we intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Other than the payment of officers’ salaries, none of the proceeds of this offering will be used to compensate or otherwise make payments to our or our subsidiaries’ officers or directors.

Additionally, we may use a portion of the net proceeds to us to acquire businesses, products, services or assets. We do not, however, have agreements or commitments for any material acquisitions at this time. Accordingly, our management will have discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds. Pending the use of the net proceeds to us as described above, we plan to invest the net proceeds to us in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY AND DIVIDENDS

We have never declared or paid cash dividends on our capital stock, including the Class B Common Stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, contractual restrictions and other factors that our board of directors considers relevant.

DILUTION

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests.

Our pro forma net tangible book value per share as of June 30, 2021, plus subsequent offering proceeds through January 31, 2022, was approximately $39.4 million, or approximately $1.00 per share of our Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of an additional 2,887,000 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	$91.3 Million Raise
Price per Share	$15.00
Shares previously issued in this offering	4,852,257	(1)
Additional estimated shares to be issued in this offering	2,887,000
Total expected shares in this offering	7,739,257
Previous proceeds from this offering	$48,040,141
Additional estimated proceeds from this offering	$43,305,000
Anticipated Net Offering Proceeds from this offering	$90,970,141	(2)
Capital raised in previous offering(s)	$66,374,239	(3)
Net Tangible Book Value Pre-Financing from this offering	$39,436,680	(4)
Net Tangible Book Value Post-Financing	$82,741,680	(4)

Shares issued and outstanding Pre-Offering assuming full conversion	39,329,528	(5)
Post-Financing Shares Issued, net of redemptions	42,216,528	(5)

Net tangible book value per share prior to offering	$1.00
Increase/(Decrease) per share attributable to new investors	$0.96
Net tangible book value per share after offering	$1.96
Dilution per share to new investors ($)	$13.04
Dilution per share to new investors (%)	86.93%

(1)	62,508 shares have been previously sold in this offering at $8.87 per share for proceeds of approximately $554,446, 1,739,062 shares have been previously sold in this offering at $9.09 for proceeds of approximately $15,798,984, 1,557,297 shares have been previously sold in this offering at $9.54 for proceeds of $14,856,613, 492,080 shares have been previously sold in this offering at $10.90 for proceeds of $5,363,672, and 1,002,310 shares have been previously sold in this offering at $11.44 for proceeds of approximately $11,466,426. Does not include 611,887 shares that have been sold in a private placement pursuant to Rule 506(c) of Regulation D at $11.44 for proceeds of $6,999,987 in 2021.

(2)	Net Offering Proceeds from this offering is net of estimated offering expenses of $375,000. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A.

(3)	Includes proceeds raised from the offering of 9,966,425 shares pursuant to Regulation A and 23,668 shares pursuant to Rule 506(c) of Regulation D at an average share price of $6.64 in a previous offering.

(4)	Net tangible book value is based on the net tangible equity attributable to equity holders of the Company as of June 30, 2021, in additional to offering proceeds of $18,466,414 received after June 30, 2021. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests are excluded from the Company's net tangible book value.

(5)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued restricted Class A Common Stock grants.

The following table sets forth, as of January 31, 2022, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us (net of redemptions), the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, using the prior offering results, and assuming the remaining 2,887,000 shares being offered pursuant to this Offering Circular are issued at $15.00 per share, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2019, 2021	2,455,894		$0.17	(2)
Class F Common Stock	2014	10,000,000		N/A	(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20

Total Common Stock Equivalents		24,320,940		$1.03
Class B Investors, assuming an additional $43.3 million raised	2017-2022	18,341,237		$8.98	(4)

Total After Inclusion of this Offering		42,662,177		$4.30
Class B Redemptions		(445,649)
Total After Inclusion of this Offering, net of Class B redemptions		42,216,528

(1)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2)	As of January 31, 2022, 2,453,935 shares have been authorized and issued, and are fully vested, and 1,959 options have been exercised. Class A Common Stock Issued previously included 432,965 forfeited shares, these are no longer included in the total Class A Common Stock Issued, as it is unlikely that we will reissue those shares under our Stock Plan in the foreseeable future. 1,912,900 shares were issued for an effective cash price of $0.1105 per share. 174,000 shares were issued for an effective cash price of $0.19 per share. 797,500 were issued for an effective cash price of $0.29 per share. 2,500 shares were issued for an effective cash price of $5.50 per share. 459 options were exercised for $5.50 per share and 1,500 options were exercised for $5.25 per share.

(3)	Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC, Fundrise Servicing LLC, and other assets of the Company.

(4)	Based on shares issued previously, and assuming the 2,887,000 additional shares being offered pursuant to this offering circular are issued at $15.00 per share, the Class B weighted average per share will be $8.98.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See the linked sections below regarding our (i) liquidity and capital resources, (ii) results of operations, and (iii) initial accounting policies for the periods covered by our most recent Annual Report on Form 1-K and Semiannual Report on Form 1-SA for information, which information is hereby incorporated by reference into this offering circular.

•	Form 1-K for Fiscal Year ended December 31, 2020 (see Item 2)
•	Form 1-SA for Semiannual Period ended June 30, 2021 (see Item 1)

BUSINESS

Philosophy

At Rise Companies, our mission is to provide a simple, low-cost alternative for individuals to earn a better, more stable return on their investments.

Today, the primary option for unaccredited investors to invest their savings is the Wall Street model of public markets. We believe that these public markets are broken and now operate at the expense of the individual investor rather than on their behalf. Too often, we have seen investment managers choose to maximize their own short-term gains at the expense of their investors. They are bogged down by conflicts of interest and inefficiencies created by an old-fashioned, legacy system. This results in high costs and fees, a high degree of uncertainty, and too low returns for individual investors.

Fundrise is a direct-to-investor alternative investment model with a mission to deliver better overall, stable returns by using a vertically integrated web-based technology platform and new regulations to allow retail investors to invest in real estate.

We believe that to earn the trust of investors in our Programs, we must act differently than the accepted industry norm by giving the early adopters of our investment model the opportunity to participate with us in any potential future success of Rise Companies (the occurrence of which cannot be assured).

We believe that in order to continue pursuing this mission, we must not only create a simple, transparent, low-cost model, but must also align our long-term interests with those of investors in our Programs. Accordingly, as the next step in this ongoing mission, we are giving our investors an opportunity to become owners with us of Rise Companies.

This offering is core to our philosophy. Our mission has always been to democratize investing through the Internet, and we believe that we would not be adhering to our core principles if we chose to raise money for the Company in a way that was contradictory to the model we have pioneered with Fundrise.  We believe that choosing to raise money from our customer base, instead of pursuing more traditional capital raising methods, demonstrates our commitment to our mission in a way that few other companies ever do. We believe that having our customers become “investor-owners” of the Company will increase our brand equity, transforming our customers into champions of our business, and energizing our model in a way that will drive significant value to us, and therefore our investor-owners.

We intend to limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us. While a variety of institutional capital options exist (in the form of venture capital funds, private equity funds, and other institutional capital sources), we believe that choosing to offer shares of our Class B Common Stock to our most loyal investors is in the best long-term interests of Rise Companies and its ability to pursue its central mission.

Overview

As real estate investors and developers, our founders saw first-hand the potential benefits of investing in and owning commercial real estate. However, too often, much of the profits from those investments ended up lost in the current inefficient, old-fashioned institutionalized investment system, with little opportunity for individual investors to participate on favorable terms.

So, we created the Fundrise Platform, an online investment platform located at www.fundrise.com, with one simple idea: use technology to drive a better, more stable investment alternative for everyone.

Through our proprietary web-based and mobile technology, we make the process of investing in quality commercial real estate simple, efficient, and transparent. By giving people the power to invest directly online, we are able to dramatically lower costs, which we believe will result in better returns.

Our Online Platform

We believe:

-	Our technology can create a lower-cost, more efficient investment model for accessing private real estate than anything else available to individuals today.

-	This online, direct investment model increases transparency, reduces costs, and increases overall risk-adjusted returns.

-	Investing directly in commercial real estate will become a common practice for individual investors seeking a well-balanced, diversified portfolio.

-	Making the long-term interests of investors our singular priority allows us to build a successful and sustainable business.

Relevant Industry Background

We believe the trends in the traditional real estate capital markets have created an opportunity for our online, direct investment model to facilitate more efficient deployment of capital and achieve both lower-cost of financing for real estate operators and more attractive risk-adjusted returns for investors in our Programs.

•	Private Equity Funds and Institutional Investors Control the Capital Markets. Since the late 1980s, private equity funds and other institutional investors have increasingly become a larger and larger percentage of the commercial real estate capital markets. Because of high fixed costs related to underwriting and servicing, these funds focus primarily on larger commercial real estate assets with total capitalization in the range of $50 million to $100 million.

Moreover, one of the responses to the 2008 recession, according to Preqin Global Private Equity Report, has been growth in the average size of investment funds, whereby institutional investors have been investing more of their capital with fund managers that have extensive track records, and are therefore, by nature, raising much larger funds. In 2014, funds of a size equivalent to $1.5 billion or more accounted for 58% of all private equity capital raised, while first-time managers only accounted for 7% of capital raised. The average fund size hit a record of greater than $600 million. Larger funds consequently focus on larger deals in order to deploy their capital fully and efficiently.

•	Control by Institutional Funds Creates Inefficiencies and Distortions in Commercial Real Estate Markets. We believe that institutional dominance of the commercial real estate capital markets have created several key inefficiencies and distortions:

1)	Individual investors lack the size and market power to access quality real estate investments and therefore must rely on accessing investments through institutional channels. Over time, the control and market-making power enjoyed by traditional institutional players has allowed them to impose excessively large fees, overhead, and profit sharing interests. The result is the individual investor receiving a disproportionately small share of profits generated by the underlying real estate assets.

2)	Institutional funds operate a model that is heavily dependent on manual processes. This results in high overhead and fixed costs. As a result, institutional funds tend to focus on large transactions in an effort to generate maximum profits relative to a fixed amount of work. This focus on only large transactions distorts the natural demand for these assets, increasing competition, and driving down returns. This further results in the individual, non-institutional investors receiving a lower relative risk-adjusted return.

3)	The excess demand for large assets results in lower supply of capital to small-to-medium sized operators and small balance commercial real estate assets. This inefficiency created by a lack of investors in the space, allows for opportunities to receive a better relative risk-adjusted return.

•	Retail investors have limited opportunity to invest in private real estate without paying a heavy fee load. The non-traded REIT industry has seen enormous growth in the past 5 years, raising up to $15 billion a year, according to the Investment Program Association. This success was achieved despite an outdated distribution model dominated by armies of brokers (which are often affiliated with the non-traded REIT raising capital) that charge up-front fee loads of as much as 15% to 20% on each investment – some of the highest loads across the entire financial industry. We believe that a lower cost alternative, such as the Programs we sponsor, available through a convenient and direct online platform, would offer compelling competition in the marketplace.

Our Solution

We own and operate the Fundrise Platform, a leading web-based and mobile real estate investment platform located at www.fundrise.com. We believe technology-powered investment management is the future of the real estate industry and other alternative asset classes. Enabled by our proprietary technology, we leverage data and technology to lower the operating cost and improve the performance of our investments. Through a vertically integrated infrastructure that automates the traditional processes of the real estate investment business, the Company aggregates thousands of individuals from across the country to create the scale of an institutional investor on a single digital backbone – thereby lowering the marginal cost of each investor to nearly zero. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a superior web-based and mobile experience. Investors use the Fundrise Platform to have the ability to earn returns from real estate and other alternative asset classes that have generally been closed to many investors.

Since 2012, when we sponsored our first online investment, through December 31, 2021, we have originated approximately $2.46 billion of assets deployed across more than $7 billion of real estate property and our investors have earned $162 million in net dividends. As of December 31, 2021, the Sponsored Programs have total assets under management (“AUM”) of $2.4 billion with over 210,000 active investor accounts and 1,200,000 active users on the Fundrise Platform.

Our originations have increased over the most recent four-year period starting January 1, 2016 and ending December 31, 2021 from approximately $204.5 million to $2.46 billion, an impressive 64.4% compounded annual growth rate (CAGR).

We have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits until the Sponsored Programs’ assets under management (AUM) is substantially larger.

Excluding whole loan co-investors and real estate debt and equity originated but not fully drawn down, the average amount invested in the Sponsored Programs was approximately $11,080 per unique investor.

In April 2014, at the time of our Series A financing round, the Company priced its stock in an arms-length transaction at a $2.18 a share, and has since experienced the following comparative growth metrics:

	April 14, 2014	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	YTD Growth	Growth since Series A Financing (April 2014)
Assets Under Management	$665,100	$250,390,722	$485,517,662	$988,201,522	$1,353,653,541	$2,411,680,637	78%	362,504%
Real Estate Transactions	9	143	245	316	343	400	17%	4,344%
Active Investors on the Fundrise Platform*	478	25,026	63,271	122,544	153,554	217,672	42%	45,438%
Class B Investors**	0	3,676	8,229	16,353	24,214	31,195	29%	**
Employees	12	49	76	110	129	246	91%	1,950%

*Active Investors represents the approximate total number of unique investors less the approximate number of investors who were no longer invested in any of the programs as of such date.

**We began offering shares of Class B Common Stock through our internet Public Offering (iPO) in February 2017.

By combining sound investment principles with our proprietary web-based technology, we believe we have built a solution that will transform how the real estate capital markets operate, increasing their efficiency and transparency. Our model is built specifically to leverage the economies of scale created by the Internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources.

We believe we are participating in and driving the third wave of a paradigm shift in the financial industry similar to the invention of and move to online brokerages and online payment systems that occurred in the late 1990s and 2000s, and the “marketplace lending” and automated registered investment advisor movements in the 2000s and 2010s.

We believe that the first wave of this paradigm was from physical brokerages to online brokerages, such as E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. According to each of their Quarterly Reports on Form 10-Q for fiscal period ended March 31, 2019, E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. have grown their customer bases to 7,057,000, 11,763,000, and 11,787,000 accounts, respectively, with $593.0 billion, $1,297.1 billion, $3,5856.40 billion in client assets, respectively. We believe the second wave of this paradigm shift is represented by technology-driven asset management companies such automated registered investment advisors, such as Wealthfront Inc. and Betterment, LLC. In addition, according to their Forms ADV, dated January 18, 2019 and May 23, 2019, respectively, Wealthfront Inc. and Betterment, LLC have grown their assets under management to approximately $11.5 billion (with approximately 281,000 accounts) and $16.4 billion (with approximately 542,000 accounts), respectively.

However, unlike online brokerage platforms, online payment processors, marketplace lending platforms, or automated registered investment advisors, we are focused on sponsoring and directly offering to investors (without the costs associated with such intermediaries), alternative investments, in particular real estate, which, according to a Prequin report as of the end of 2017, as an asset class (defined as real estate, private equity and hedge funds) hit a record high of $8.8 trillion in 2017 and was forecast to grow to $14 trillion by 2023.

Our end-to-end integrated technology platform transforms the real estate origination, underwriting, funding, and servicing processes; replacing expensive sales and management teams with online and mobile applications, implementing data driven decision-making, and automating transactions through payment processing APIs (application programming interfaces). Through our direct-to-the-investor investment platform, we allow an individual investor to invest in the value (price per square foot) and yields available in the private real estate market.

Simultaneously, the technology platform allows for the seamless purchase of interests in private real estate investments, performance tracking and reporting through a personalized dashboard, and automated account management and maintenance, including financial updates and tax reporting. This allows us to service thousands of investors at a fraction of the cost of conventional, offline management typical in real estate.

Because the entire system is built on an API-based, technology platform and utilizes data driven analysis and decision-making, the model is continuously improving and increasing in efficiency as the volume of data points increase exponentially and our automated processes undergo constant optimization.

We believe that investors in general, and younger investors in particular, prefer to invest through a web and mobile platform rather than a conventional platform or in person process. Currently the average age of investors in our Programs is approximately 39 years old. According to 2011, 2017, and 2018 Aite Group reports, New Realities in Wealth Management, at the end of each year discount and online brokerages managed 19% in 2011, 20.5% in 2016, and 21.5% in 2017 of the wealth management industry’s total client investment assets versus 38% in 2011, 33% in 2016, and 31.4% in 2017 managed by the wirehouses. Self-clearing retail brokerages (outside wirehouses) managed 15.6% in 2011, 17.6% in 2016, and 18.18% in 2017 of total client assets. At the end of 2017, total client assets hit a record of $24.2 trillion and the four largest wirehouses were Bank of America Merrill Lynch, UBS, Morgan Stanley, and Wells Fargo Advisors.

The above data illustrate the changing preferences and demographic trends underway in the industry. Moreover, according to Aite Group’s U.S. Digital Investment Management Market Monitor, Q2 2019, client assets under management on robo-advice platforms is forecast to continue to grow.

Benefits to Program Investors

•	Public Access to a New Asset Class: Private Real Estate. Anyone can now invest in private real estate through the Fundrise Platform. The asset class has historically been funded and held by financial institutions or large institutional investors. The vast majority of individuals have been barred or largely underserved. By building a direct to consumer model and leveraging the scale of the Internet, individual investors can get access to a primary offering of real estate investments at virtually the same price and terms that institutional investors traditionally enjoy.

•	Lower Costs Drive Higher Returns for Our Program Investors. Through the Fundrise Platform, we reduce upfront fees and costs by up to 90% when compared to publicly traded REITs and public non-traded REITs. Through the Fundrise Platform, we have eliminated the high-fee broker-dealer and investment banker, while removing the promotes common with real estate private equity. Our direct online investment model allows us, through our Sponsored Programs, to more efficiently raise capital than conventional institutional capital. According to the Preqin 2015 Fundraising Update, U.S. private equity funds spend an average of 15.7 months on the road marketing to investors. Although this is the same as in 2014, it is less than the average of 19 months that funds closed in 2013 spent on the road. By raising capital solely through the Fundrise Platform, we are able to eliminate the exorbitant costs and time associated with the typical capital raising roadshow.

•	Radical Accountability. We strive to always place our Program investors first, and provide them with the best possible investor experience. To this end, we have adopted a low-fee model similar to the Vanguard investment philosophy, where costs are kept to a strict minimum. For example, with respect to the Income eREIT®, which is the first eREIT® we sponsored, our wholly-owned affiliated manager, Fundrise Advisors, LLC, agreed to waive its asset management fees until December 31, 2017 if the Income eREIT® did not achieve an annual, non-compounded return equal to 15%. We consider this investor-centric approach a form of radical investment accountability.

•	Customer Experience/Convenience. We are obsessed with our Program investors. Our team provides high tech, personalized support to investors in our Programs. Our team answers questions and provides assistance throughout the investment process and the life of the investment, without ever resorting to high-pressure, active selling efforts that often lead to abuse by traditional distribution channels.

•	Flexibility. We recognize that investing in real estate can be a major decision and sometimes things come up in life that can’t be expected. This is why we’ve created a 90-day introductory period that allows redemption of an investor’s shares at no cost at the share price they were purchased, within the first 90 days of investing in our eREITs®. In particular, during the 90-day introductory period, shareholders would receive back their original investment amount, to the extent such original investment amount is equal to the lesser of (i) the value of 5,000 common shares or (ii) $50,000 worth of common shares (the “Redemption Limit”), and the Redemption Limit is not waived. To the extent the original investment amount is greater than the Redemption Limit, and the Redemption Limit is not waived, our eDirectTM Programs will redeem the original investment amount up to the Redemption Limit during the 90-day introductory period, and will redeem the balance of the original investment amount over the course of one or more subsequent quarters. Beyond 90 days, our redemption plan gives investors the flexibility to redeem their shares on an ongoing basis. The details of our eREIT® redemption plan are as follows:

eDirectTM Programs Share Redemption Program

Our eDirectTM Programs have adopted a redemption plan whereby shareholders may have one outstanding redemption request at any given time and request that the eDirectTM Program redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. Based on an assessment of the eDirectTM Program’s liquid resources and redemption requests, the eDirectTM Program’s Manager, Fundrise Advisors, LLC, our wholly-owned subsidiary, has the authority, in its sole discretion, to limit redemptions by each shareholder during any month or quarter, as applicable, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Except in the case of exceptional redemptions, the effective redemption price will be calculated based on a declining penalty to the NAV per share for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. The redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last day of the applicable quarter).

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Settlement date to 5 years	99.0	%(2)
More than 5 years	100.0	%(3)
Exceptional redemptions	100.0	%(4)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

(2)	For shares held less than five (5) years, the Effective Redemption Price includes the fixed 1% penalty to the NAV for our common shares in effect at the time of the redemption request.

(3)	For shares held at least five (5) years, the Effective Redemption Price does not include any penalty to the NAV for our common shares in effect at the time of the redemption request.

(4)	For exceptional redemptions, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

Given the unprecedented level of disruption and ongoing uncertainty caused by the global coronavirus (COVID-19) pandemic, in an effort to protect the interests of existing shareholders of the Sponsored Programs, processing and payment of redemptions under each Sponsored Program’s redemption plan was suspended until further notice effective as of March 31, 2020, (including redemptions made during the Introductory Period). Processing and payment of redemptions resumed under each Sponsored Program’s redemption plan as of June 30, 2020.

Sponsored Program Distributions

The following table shows the total amount of distributions that our Sponsored Programs have made to investors in 2020 and the first six months of 2021:

	Declared During the Six Months ended June 30, 2021	Declared and Paid/Reinvested During the Six Months ended June 30, 2021	Declared During the Year ended 2020	Declared and Paid/Reinvested During the Year ended 2020
Fundrise Real Estate Investment Trust, LLC	$3,561	$1,261	$9,361	$6,368
Fundrise Equity REIT, LLC	2,634	671	4,042	2,373
Fundrise West Coast Opportunistic REIT, LLC	1,621	578	3,969	2,564
Fundrise East Coast Opportunistic REIT, LLC	2,316	769	5,003	3,132
Fundrise Midland Opportunistic REIT, LLC	1,637	572	2,795	1,728
Fundrise Income eREIT II, LLC	2,273	707	4,368	2,880
Fundrise Income eREIT III, LLC	2,136	755	4,628	3,028
Fundrise Income eREIT 2019, LLC	1,821	641	4,094	2,814
Fundrise Income eREIT V, LLC	1,207	295	596	269
Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC)	1,259	302	166	-
Fundrise Growth eREIT II, LLC	1,858	584	1,702	812
Fundrise Growth eREIT III, LLC	808	223	1,283	711
Fundrise Development eREIT, LLC (f/k/a Fundrise Growth eREIT 2019, LLC)*	-	-	128	128
Fundrise Growth eREIT V, LLC	-	-	97	97
Fundrise Growth eREIT VI, LLC	308	52	80	-
Fundrise Balanced eREIT, LLC	550	38	-	-
Fundrise Growth eREIT VII, LLC	-	-	-	-
Fundrise Balanced eREIT II, LLC	-	-	-	-
Fundrise Real Estate Interval Fund, LLC	229	-	-	-
Fundrise eFund, LLC (f/k/a Fundrise For-Sale Housing eFund Los Angeles CA, LLC)**	-	-	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC**	-	-	-	-
Fundrise National For-Sale Housing eFund, LLC**	-	-	-	-
Fundrise Opportunity Fund, LP	-	-	-	-
Total	$24,218	$7,448	$42,312	$26,904

* Fundrise Growth eREIT V, LLC merged with and into Fundrise Development eREIT, LLC on August 2, 2021.

** Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, merged into Fundrise eFund, LLC on November 30, 2020.

Benefits to Real Estate Operators

•	Real Estate Operators are Embracing Technology. Real estate operators are increasingly using online services to manage their operations – to market and lease space, to search for capital, to gather and analyze asset management data. We believe real estate operators will come to expect a technology-driven capital source.

•	Access to Reasonably Priced Capital. Our innovative online, direct investment model and business process automation enable us to offer real estate operators, who may be borrowers or joint venture partners, a lower cost of capital than typically demanded by hedge funds or private equity. As a result of eliminating traditional intermediaries and digitizing the traditional offline investment infrastructure, through the Fundrise Platform, we can compete with a generally lower cost of capital when compared to traditional capital sources.

•	Superior Online Experience. Our goal is to form long-term relationships with real estate operators, facilitating our technology platform and growing network effect of investors to provide an array of financial solutions that meet the industry’s evolving needs over time.

•	The Digital Footprint of Real Estate is Expanding. There is a vast amount of real-time digital data about real estate properties that can be used to generate valuable insights that help better assess the creditworthiness and growth potential of an investment.

•

Small Real Estate Operators are not Adequately Served by Traditional Capital.  In our experience, the majority of institutional investors will not write checks less than $5 million to $10 million, and most prefer to invest $20 million to $50 million per deal. Due to their manual processes and expensive overhead, traditional institutional investors require larger deals to amortize their costs and generate greater fees and back-end carried interests. Through the Fundrise Platform, we are able to utilize a computerized, rules-based engine for filtering deal flow, removing the institutional bias associated with reviewing applications. We believe traditional investment funds face a number of challenges and limitations that make it difficult to address the capital needs of small to medium sized real estate operators.

The inefficiency and fragmentation of the small balance commercial and multifamily (“SBCM”) market has resulted in a relatively lower pricing for SBCM properties as compared to core institutional assets. As of year-end 2017, there was the largest spread in prices between the Core Commercial CPPI component (an index created by Moody’s and Real Capital Analytics that tracks the price of large-scale, institutional-sized commercial real estate) and the Boxwood SCPI (an index created by Boxwood Means that tracks the price of small-scale commercial real estate) since before the 2008 financial collapse, as shown in the chart below. The size of the gap illustrates the potential value discrepancy of small cap commercial real estate relative to institutional properties.

We believe, over time, real estate capital sourcing will move online to a digital discovery and data-driven due diligence process due to our superior technology process and platform.

Our Competitive Strengths

We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market:

•	First Mover Advantage. We have been largely credited as being one of the first, if not the first, online real estate investment platforms, and were the first to offer real estate investments online through Regulation A, with our first sponsored offering being declared qualified on June 19, 2012, three years to the day before the revisions to Regulation A mandated by the JOBS Act became effective. In 2015, we reinvented the online real estate investment industry with the launch of our proprietary eREIT® investment model, opening up online direct real estate investing to anyone in the United States. Since our inception, we have been a pioneer, innovator and thought leader in the real estate finance industry. We believe that our brand, reputation and scale has continuously allowed us to attract both a greater volume of new investors as well as the top real estate operators, which in turns leverages a lower operating cost structure, resulting in a snowball effect in our ability to consistently provide both better risk-adjusted returns and attractively priced flexible financing capital.

•	End-to-End Integrated Technology Platform. We built a single, fully integrated end-to-end web platform specifically designed to reduce the cost and increase the efficiency in the commercial real estate capital markets. Our Fundrise Platform touches every aspect of the property’s lifecycle, including deal origination, underwriting, funding, asset management and investor servicing. This allows us to automate and streamline the traditionally separate processes into a single seamless model.

•	Significant Scale. We believe we have the largest and fastest growing user base of investors in the industry. This ever-growing base of investors managed across the same software infrastructure allows us to constantly improve overall efficiency and performance. These benefits have generated a network effect, whereby the current size of the user base of the Fundrise Platform accelerates the growth of the user base, in our ability to provide market-leading products and satisfied members, which in turn help drive increased investment dollars as well as new first time investors.

•	Proprietary Underwriting and Analytics Engine. Our proprietary underwriting process and digital data backbone provide us an efficient system to assess the risk and creditworthiness of each real estate investment opportunity. Our internal database driven system is constantly collecting new data points. As our data set continues to expand with each new investment that is submitted for review and each ongoing monthly and quarterly detailed asset level report received, our internal infrastructure grows and analytical capabilities improve.

•	Diversified Acquisition Channels. We have built a variety of online digital acquisition channels including social platforms, native content, content marketing, remarketing, and channel partnerships to directly acquire new investors online. The channels capitalize both on brand awareness and the low cost of various online distribution models to reduce our costs to acquire new investors without the need to utilize traditional sales networks and advertising.

•	Diversified Products Offering . We sponsor a suite of commercial real estate investments, including, currently, five mortgage eREITs®, six equity eREITs®, three balanced eREITs®, and three geographic eREITs® (East Coast, West Coast and Midland). As of December 2021, we also sponsor an investment focused on the development of for-sale housing and diversified by location in our eFundTM program. Our Opportunity Fund originates, invests in, and manages a diversified portfolio of real estate properties, joint venture equity investments, and other real estate-related assets, particularly with a focus on multifamily rental units and office buildings located in Opportunity Zones. Finally, our Interval Fund acts as a non-diversified, closed-end management investment company that is operated as an interval fund. This diversity provides us with multiple, scalable investment products, long-term capital commitments and access to flexible funding for growth.

•	Existing Industry Players Not Technology Integrated. Most commercial real estate operators and capital sources use limited technology other than Microsoft Excel, Argus, and third party property management software. We believe there is an opportunity to drive better performance with an end-to-end integrated technology-driven real estate investment company.

•	Technology Limitations of Existing Real Estate Companies. Many traditional real estate companies use legacy or third-party systems that are difficult to integrate or adapt to the shifting needs of small businesses. Real estate companies have limited their use of algorithms and big data analysis. Although we invest substantial resources in our underwriting, we are increasingly incorporating technology-driven processes. As a hybrid technology and real estate company, we believe we are well suited to develop products that increase the quality and speed of our underwriting, while lowering costs.

•	Organizational and Structural Overhead Challenges. The costly combination of sales networks and in-house originators and manually intensive underwriting procedures makes it difficult for traditional lenders to efficiently serve small to medium sized real estate operators. We believe that our increasingly automated process will continue to drive down our operational costs, in order to achieve better returns for investors and better pricing for real estate operators

•	Constant Consistent Focus on the Individual Investor. Since inception, we have always been passionate about providing individual investors best in class service, regardless of their net worth. We have developed significant expertise over our five-year operating history of focusing exclusively on assessing and delivering investments to individuals. We believe this passion, constant focus, and experience offering real estate investments to individual through a digital medium provides us with an expertise that is unique in the market.

•	Management Experience . We believe that our management has significantly more experience in the critical areas of our industry (real estate, finance, securities, and technology) than any of our competitors. Collectively, our management has spent over 40 years in the real estate industry, developing over 1.5 million square feet of commercial properties at a value of more than $650 million. In addition, due to its 40 years of collective experience, our technology group has been able to build our entire proprietary web platform without outsourcing any software development. Finally, as of December 31, 2021, management has successfully sponsored, publicly filed and qualified eighteen (18) offerings under Regulation A (including what we believe to be the first two Regulation A offerings to raise what was then the maximum of $50 million in any 12-month period), not including this Regulation A offering for Rise Companies, over the past six years – we are not aware of any company that has sponsored more than two Regulation A offerings during this time period or in the history of Regulation A. We believe this significant breadth of experience provides us with the ability to continue to lead our industry and create innovative products and solutions ahead of our competitors.

Our Strategy for Growth

Rise Companies is a high growth technology company and has already expanded its historic suite of sponsored offerings eREITs®, the eFundTM and other Regulation A qualified offerings, with the launch of the Flagship Fund this year.  Assuming a reasonable amount of continued growth, over a three to five year period, Rise Companies could build up to $3 to $5 billion of investment assets under management through the Sponsored Programs.

Beginning with inventing real estate crowdfunding in 2011 to introducing the eREIT® concept in 2015, Rise Companies has a history of product innovation. Rise Companies continues to invest in research and development, including legal, financial and technological innovations, among others, and has a number of new real estate technology and investment products under various stages of planning and development, none of which are guaranteed to come to fruition or be successful when introduced to the market.  One of our current research and development projects, internally called the “Fundrise Smart Investor Program”, aims to use Fundrise Advisors to provide certain automated advisory services to investors in our Programs. While there can be no assurances that the Fundrise Smart Investor Program or any other of our initiatives will be successful, we and our management strongly believe that long term success will come in the form of innovation towards the end goals of lowering the costs of intermediation, increasing transparency, and consistently improving the customer experience.

Our growth strategy is to increase the number of people that invest in commercial real estate through an online portal and thereby increase our fees and other revenue. Key drivers of our growth strategy include:

•	Continue to Acquire Customers Through Digital Distribution Channels. We plan to continue investing heavily in direct marketing and other acquisition channels with a focus on increasing the rate at which we are adding new customers which will further increase our brand awareness.

•	Enhance Technology Infrastructure and Analytics Capabilities. We plan to make substantial investments in our technology infrastructure and analytics capabilities, including servicing, tax management, asset management, business process automation, automated underwriting, and data driven origination. Investing in our platform leads to increased automation of our operations and, we believe, will continue to provide a significant time and cost advantage over traditional capital sources run on legacy systems that are inflexible and slow to evolve. Our technology platform significantly reduces the need for physical and human infrastructure and lowers our costs, which provides us with significant operating leverage. By developing a model that increases in efficiency and performance as it scales, we are able to leverage our growth to improve our overall operations.

•	Expand Product Offerings. Following the successful introduction of our line of eDirectTM Program investment vehicles, over time we plan to expand our offerings by introducing new real estate products. We believe there are opportunities to expand our investment targets to focus on other real estate verticals, to offer greater variety and more niche focused opportunities. While we intend to fund the expansion of our product offerings in part from the proceeds we receive from this offering, we have not yet finalized the specific products we will introduce or established a particular timeline to expand our product offerings, which we believe will be dependent in part upon overall market conditions and ongoing feedback from our existing investor base.

•	Extend Customer Lifetime Value. We believe we have an opportunity to increase investment and loyalty from new and existing investors, increasing their overall lifetime value. We plan to introduce new features and products to continue driving increased engagement on the Fundrise Platform. We believe our ability to maintain consistent communication with our members, through a simple online medium, will lead to increased engagement and virality.

•	Robust Network Effects. We believe the attractiveness of our Fundrise Platform will continue to grow to the extent the number of participants and investments enabled through the Fundrise Platform increases. We refer to this as a “network effect.” Additionally, increased participation also results in the generation of many more investment opportunities that will generate substantial data that we believe can be used to improve the effectiveness of our credit decision making and underwriting models, enhancing our performance record and generating increasing trust in our brand. As investor trust increases, we believe investors will continue to demonstrate a willingness to accept lower risk premiums that will allow us to offer lower interest rates and attract additional high-quality real estate operators as borrowers and joint venture partners. We believe that these network effects reinforce our market leadership position.

•	Efficient and Attractive Financial Model . We generate revenue from origination fees from real estate operators and joint-ventures through our real estate transactions and asset management and servicing fees from investors through our Programs. Other than our limited co-investments as the sponsor in the various Sponsored Programs, we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform. However, from time to time, we may bridge or warehouse investments for the Sponsored Programs.

Our Real Estate Investment and Asset Management Technology Platform

We own and operate, via a wholly-owned subsidiary or ours, the Fundrise Platform, which allows investors to become equity or debt holders in real estate opportunities that have been historically difficult to access for non-accredited investors. Through the use of the Fundrise Platform, investors can browse and screen real estate investments, view details of an investment and execute subscription documents online.

We are an online investment and asset management company that specializes in real estate investments. We use industry-specific expertise to evaluate, originate, service and manage investment opportunities through our real estate, financial fund management. As a specialized asset manager, we seek to develop real estate investment vehicles for external investors, for which we provide asset management services, typically under long-term management arrangements either through a contract with, or as the manager or general partner of, our sponsored investment vehicles.

We limit our investment vehicle development and management services to asset classes where we have specific expertise. We believe this strategy enhances the return on investment we can achieve for our investment vehicles. In our real estate operations on behalf of our Programs, we concentrate on the ownership, operation and management of multifamily and commercial real estate and real estate mortgage loans, including whole mortgage loans, first priority interests in commercial mortgage loans, known as A notes, subordinated interests in first mortgage loans, known as B notes, mezzanine loans, joint-venture equity, and investments in “value-added” properties, which require substantial improvements to reach their full investment potential.

Geographic Scope

We operate nationally, with our Programs collectively, as of December 31, 2021, having real estate investments in 21 states and Washington D.C., with investors in our Programs collectively from all 50 states and Washington D.C.

Description of Property

Our principal office is located at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036, which we lease. Other than real estate assets that are part of our various Programs, we do not own any real estate. We believe that our current office space is suitable and adequate for the conducting of our business, but may need to relocate offices in the future in the event that we hire additional employees.

Our Business and the Investment Company Act

Section 3(a)(1) of the Investment Company Act provides that an investment company is any issuer which: (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type; or (C) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As used in Section 3(a), “investment securities” includes all securities except U.S. government securities; securities issued by employees’ securities companies; and securities issued by majority-owned subsidiaries of the owner which are not investment companies, and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We do not issue face-amount certificates of the installment type. We hold ourselves out as an asset manager and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe we meet the definition of investment company as used in Section 3(a)(1)(A) and 3(a)(1)(B) of the Investment Company Act. We also believe we do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. Substantially all of our assets are equity interests in certain wholly-owned subsidiaries which themselves do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act.  We also currently and in the future may hold investment securities but we will monitor our holdings to ensure that the value of such investment securities will not exceed 40% of the total value of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  Similarly, certain of our wholly-owned subsidiaries currently and may in the future hold investment securities.  We will also monitor the holdings of those wholly-owned subsidiaries to ensure that the value of each subsidiary’s investment securities will not exceed 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act. If anything were to happen which would cause us to be required to register as an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, our affiliates and our executive officers and directors, or any combination thereof, and adversely affect our business, financial condition and results of operations.

Our subsidiaries derive a majority of their revenues from fees they earn for providing services to our Programs. Our Programs make equity and debt investments in diversified portfolios of commercial real estate and real estate-related assets (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries which may be investment securities. We take the position that our Programs are not investment companies because they do not meet the definition of investment company as used in Section 3(a)(1) of the Investment Company Act.  We monitor the holdings of each of our Programs to ensure that the value of its investment securities will not exceed 40% of the value of the total assets of the Program (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Certain of our Programs’ subsidiaries may meet the definition of investment company as used in Section 3(a)(1) of the Investment Company Act, however, they may rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Staff in the Division of Investment Management of the SEC takes the position that this exclusion generally requires that at least 55% of the entity’s assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity’s assets consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets. Although we and our affiliates intend to monitor the assets of our Programs’ subsidiaries regularly, there can be no assurance that our Programs’ subsidiaries will be able to maintain their exclusion from registration. In that regard, if our Programs were required to register as investment companies under the Investment Company Act, the applicable restrictions could make it impractical for our subsidiaries to continue to provide services to our Programs, which could have an adverse effect on our business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2021 our directors and executive officers are as follows:

Name	Age	Position	Term of Office
Directors and Executive Officers
Benjamin S. Miller	45	Director, Chief Executive Officer	March 2012
Brandon T. Jenkins	36	Director, Chief Operating Officer	March 2012
Alison A. Staloch	41	Chief Financial Officer	June 2021
Joseph Chen	52	Independent Director	April 2014
Tal Kerret	51	Independent Director	April 2014
Haniel Lynn	52	Independent Director	March 2017
Kenneth J. Shin	42	Chief Technology Officer	March 2012
Bjorn J. Hall	41	General Counsel, Chief Compliance Officer, and Corporate Secretary	February 2014
Chris Brauckmuller	35	Chief Product Officer	September 2018
Jonathan Carden	33	Chief Marketing Officer	April 2021

Significant Employees
Kendall Davis	33	Senior Vice President – Investments	June 2014

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Benjamin S. Miller has served as our Chief Executive Officer and Director since our inception in March 2012, and, from October 2015 to June 2021 served as our Interim Chief Financial Officer. Prior to serving as our Chief Executive Officer, Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate companies in the Washington, DC metro area. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins has served as a Director since October 2015, and as our Chief Operating Officer since February 2014, prior to which time he served as our Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners. Previously, Mr. Jenkins spent two and a half years as an investment advisor at Marcus & Millichap. Prior, Mr. Jenkins also worked for Westfield Corporation. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Alison A. Staloch has served as Chief Financial Officer since June 2021. Prior to becoming the Chief Financial Officer, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Joseph Chen has served as a Director since April 2014. Mr. Chen is the founder of Renren Inc. Before founding Renren Inc., Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. Mr. Chen served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University. Our board of directors has determined that Mr. Chen would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Tal Kerret has served as a Director since April 2014. Mr. Kerret is President of Silverstein Properties, Inc. (“SPI”), where he is responsible for managing and monitoring the company’s portfolio of assets, devising strategies for growth and acting as a liaison with investors.  Mr. Kerret also oversees some of the day-to-day operations of the company. Mr. Kerret joined SPI, in 2011, as Executive Vice President. He launched Silver Suites Offices at 7 World Trade Center, and oversees Silver Suites Residences at Silver Towers.  In January 2013, Mr. Kerret was promoted to Chief Investment Officer of SPI. Prior to joining SPI, Mr. Kerret was Chairman and Co-Founder of Oberon Media, Inc., the leading casual games platform and solution provider established in 2003. Prior to co-founding Oberon Media, Inc., Mr. Kerret was CEO and co-founder of RichFX, an e-commerce technology infrastructure company, for seven years. Prior to RichFX, Mr. Kerret served as an officer in the Israeli Defense Forces for six years. Mr. Kerret holds degrees in Mathematics and Computer Science from the Tel Aviv University. Our board of directors has determined that Mr. Kerret would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Haniel Lynn has served as a Director since March 2017. Mr. Lynn is the Chief Executive Officer of Kastle Systems International, the industry leader in managed security solutions. Mr. Lynn was formerly group president of CEB, now Gartner, a global best practices insights and technology company from 2014 until August 2017 and was a member of CEB’s executive leadership team from 2005. Mr. Lynn had global responsibility for CEB’s best practices and decision support business. From 2005 until 2014, Mr. Lynn led the CEB Sales, Marketing, and Communications and Financial Services practices and the Digital Products and Innovation team. Mr. Lynn joined CEB in 2001 as a managing director in the new product development group, and he later added responsibility for leading CEB’s solutions business. Prior to joining CEB, Mr. Lynn was vice president of business development and strategy at LYTE, Inc., where he developed the business and operating model, led partnership development activities, and raised capital to support the growth of the early-stage company. Prior to LYTE, Mr. Lynn was a consultant with McKinsey & Company, providing counsel on marketing, strategy, operations, and organization design issues. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania. Our board of directors has determined that Mr. Lynn would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Kenneth J. Shin has served as Chief Technical Officer since our inception in March 2012. Previously, Mr. Shin has consulted for Fortune 500 clients in financial services and technology, including Fannie Mae, Oracle, Lockheed Martin and Computer Science Corporation. Mr. Shin has also consulted for government clients including the Federal Bureau of Investigation, Department of Defense and NATO. Mr. Shin earned his Bachelor of Science in Computer Science Engineering from the University of Pennsylvania.

Bjorn J. Hall has served as our General Counsel, Chief Compliance Officer, and Corporate Secretary since February 2014. Prior to becoming our General Counsel, from February 2008 to February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Prior to O’Melveny, from September 2006 to February 2008, Mr. Hall served as an associate at the law firm Venable, LLP, where he was a member of the Transactions Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Chris Brauckmuller has served as our Chief Product Officer since September 2018, and was previously the Director of Design and Creative since December 2012. From March 2010 to December 2012, Mr. Brauckmuller ran his own independent interactive design studio. Previously, Mr. Brauckmuller was employed as an interactive designer at 352 Media Group (now 352 Inc.), based in Gainesville, Florida, where he led creative efforts on accounts ranging from startups to Fortune 500 technology companies, including Microsoft and BAE Systems. Mr. Brauckmuller received a Bachelor of Arts degree from the University of Florida.

Jonathan Carden has served as our Chief Marketing Officer since April 2021, and was previously the Senior Vice President of Marketing since October 2017. Prior to joining Fundrise, Mr. Carden worked for Uber, where he filled a number of marketing roles before leaving as the head of digital content for the Southeastern U.S. region. Before Uber, Mr. Carden worked in major gift fundraising, serving as the Director of Major Gifts for his alma mater, Patrick Henry College. Mr. Carden received a Bachelor of Arts degree from Patrick Henry College.

Kendall Davis has served as Senior Vice President of Investments, and has led our investments team since June 2014. Previously, Ms. Davis worked at Citigroup within the Institutional Clients Group and the Citi Private Bank. Ms. Davis is a graduate of the University of Virginia.

Election of Directors

Our board of directors is comprised of five (5) members. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock are entitled to elect two directors at any election of directors. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors. The remaining director is elected by holders of Series A Preferred Stock (voting on an as-converted basis) and Class A Common Stock, Class F Common Stock and Class M Common Stock, voting as a single class. As of January 31, 2022, there were no shares of Class M Common Stock outstanding.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Chen, Kerret and Lynn do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors would qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, if such rules applied to us. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Interest of Management and Others in Certain Transactions.”

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of the three highest paid persons who were executive officers or directors during 2021, which was our last completed fiscal year.

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Corporate Secretary	$435,674	(1)	$444,368
Brandon Jenkins	Chief Operating Officer	$352,517	(2)	$361,212
Kenneth J. Shin	Chief Technology Officer	$342,750	(3)	$351,444

(1)	Mr. Hall’s other compensation included $8,694 in 401(k) matching contributions.

(2)	Mr. Jenkins’s other compensation included $8,695 in 401(k) matching contributions.

(3)	Mr. Shin’s other compensation included $8,694 in 401(k) matching contributions.

The average annual total compensation of our officers as a group (which consists of 7 persons) during 2021 was approximately $351,016.

Average compensation to be paid to our officers for 2022 is expected to be at similar levels as 2021.

Other than the 2014 Stock Option and Grant Plan, of which Mr. Shin, Mr. Jenkins, and Mr. Hall have each been recipients of in previous years, and for which Mr. Lynn and Mr. Kerret (both Directors) were recipients of RSUs in 2018, we do not have any other ongoing plans or arrangements whereby equity compensation may be paid in the future.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In addition to the compensation arrangements, discussed in the section “Compensation of our Directors and Executive Officers” and the registration rights described in the section “Securities Being Offered,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than 10% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Stock Issuances

In April 2014, in exchange for contributing to us the intellectual property and other assets used by us, Benjamin Miller and Daniel Miller each received 5,000,000 shares of Class F Common Stock.

Additionally, we have granted restricted shares of Class A Common Stock under our 2014 Stock Option and Grant Plan to our executive officers, directors and certain holders of more than 10% of a given class of our outstanding capital stock, in their capacities as our employees.

Series A Preferred Stock Financing

From April 14, 2014 through October 10, 2014, we sold an aggregate of 11,865,046 shares of our Series A Preferred Stock at a cash purchase price of $2.1872 per share or pursuant to the automatic conversion of certain convertible promissory notes, for an aggregate purchase price of approximately $24.7 million (including the purchase price paid for the convertible promissory notes).

The following table summarizes, as of December 31, 2021 , the Series A Preferred Stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
WestMill Capital Partners LLC (1)	368,679	$806,365
Benjamin Miller	249,557	$545,825
Daniel Miller (2)	207,864	$455,222
Herbert Miller, Patrice Miller, David Miller and Caroline Miller (3)	374,757	$448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Daniel Miller initially acquired 249,557 shares for $545,825. In 2020 Daniel Miller sold 41,693 of his Series A Stock to a third party.

(3)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

Investors’ Rights Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights. The related parties who are signatories to the IRA include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the IRA.

Right of First Refusal and Co-Sale Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a First Refusal and Co-Sale Agreement (“Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and Co-Sale with respect to certain transfers made by certain holders of our common stock. The related parties who are signatories to the Co-Sale Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Co-Sale Agreement.

Voting Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The related parties who are signatories to the Voting Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Lianhe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Voting Agreement.

Real Estate Transactions

The initial three real estate properties we used to assess the effectiveness of the Fundrise Platform were managed and owned by Benjamin Miller and Daniel Miller. Specifically, from 2011 to 2014, each of 1351 H Street NE, LLC, 906 H Street NE, LLC, and 1539 7th Street NW, LLC, all of which invested in properties located in Washington, DC, utilized the Fundrise Platform to conduct three separate Regulation A offerings to raise $325,000, $350,000, and $350,000, respectively. We received no transaction-based compensation from these deals and, at the time, we were wholly-owned by Benjamin Miller and Daniel Miller. 1351 H Street NE, LLC currently continues to use the Fundrise Platform solely for online investor relations and dividend distributions.

Investments in Company Convertible Notes

Through April 2014, we raised $3,359,041 in convertible notes from a number of parties, including related parties. Convertible notes of $545,825 from Benjamin Miller, $545,825 from Daniel Miller, and $806,365 from WestMill Capital Partners LLC, a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller, were converted into a total of 867,793 shares of our Series A Preferred Stock. Additional related party investments in the convertible notes included Herbert Miller (Messrs. Millers’ father), Patrice Miller (Messrs. Millers’ stepmother and mother, respectively), David Miller (Messrs. Millers’ brother), and Caroline Miller (Messrs. Millers’ sister), which investment amounts totaled $157,193, $131,219, $80,260, and $80,260, respectively. These related party investments were made under the same terms as other investors in the convertible notes.

Investments in Sponsored Programs and Notes

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Future Transactions

We intend that all future affiliated transactions be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  We previously implemented a conflicts of interest policy, which requires a majority of the independent, disinterested members of our board of directors to approve affiliated transactions.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding capital stock as of December 31, 2021 for the following: (i) each of our directors and executive officers, (ii) all persons who are our directors and executive officers as a group and (iii) any person who is known by us to be the beneficial owner of more than 10% of any class of our outstanding capital stock.

We calculated percentage ownership based on 39,329,528 shares of our capital stock outstanding as of December 31, 2021 , which consisted of 2,455,894 shares of Class A Common Stock, 15,008,588 shares of Class B Common Stock, 10,000,000 shares of Class F Common Stock, and 11,865,046 shares of Series A Preferred Stock outstanding. In computing the beneficial ownership of outstanding shares of Class A Common Stock, we deemed a person to be the beneficial owner of all restricted shares of Class A Common Stock that were issued to such person under our 2014 Stock Option and Grant Plan regardless of whether such shares have vested, as our 2014 Stock Option and Grant Plan provides that, unless we provide otherwise, a grantee of restricted shares of Class A Common Stock will be entitled to vote such shares regardless of whether such shares have vested.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock or Series A Preferred Stock shown as beneficially owned by that stockholder as of December 31, 2021 . Unless otherwise indicated, the address for each person named in the table below is c/o Rise Companies Corp., 11 Dupont Circle NW, Suite 900, Washington, DC 20036.

	Class A		Class B		Class F		Class M		Series A Preferred(1)		Voting Power
Name of Beneficial Owner	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	% of Common Stock (2)	% of All Capital Stock (3)
10% Stockholders
Oak Pacific Investment(1)	—	—	—	—	—	—	—	—	11,865,046	100%	—	6.9%
Daniel S. Miller(4)	—	—	—	—	5,000,000	50%	—	—	392,204	3.3%	48.8%	44.1%
Beneficial Ownership Group Created by Voting Agreement(6)	122,900	5%	—	—	10,000,000	100%	—	—	11,865,046	100%	97.7%	87.6%

Executive Officers and Directors
Benjamin S. Miller(7)	—	—	1,200	*	5,000,000	50%	—	—	433,897	3.7%	48.8%	44.1%
Brandon T. Jenkins(5)	450,000	18.3%	—	—	—	—	—	—	—	—	*	*
Jonathan Carden	—	—	—	—	—	—	—	—	—	—	—	—
Alison A. Staloch	—	—	—	—	—	—	—	—	—	—	—	—
Kenneth J. Shin(5)	650,000	26.5%	200	*	—	—	—	—	—	—	*	*
Bjorn J. Hall(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Chris Brauckmuller(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Joseph Chen	—	—	—	—	—	—	—	—	—	—	—	—
Tal Kerret(5)	122,900	5%	—	—	—	—	—	—	84,931	*	*	*
Haniel Lynn	—	—	—	—	—	—	—	—	22,860	*	—	*
Executive officers and directors as a group (10 persons)	1,722,900	70.2%	1,400	*	5,000,000	50%	—	—	541,688	4.6%	50.5%	45.7%

* Represents beneficial ownership of less than 1%.

(1)	Oak Pacific Investment (“OPI”) is a record owner of 7,856,395 shares of Series A Preferred Stock (which amounts to 66.2% of the outstanding shares of Series A Preferred Stock), and certain other holders, some of which are listed in the table above, are record owners of the remaining outstanding shares of Series A Preferred Stock. However, pursuant to the Voting Agreement described in footnote 6 below, OPI is deemed to be the beneficial owner of 100.0% of the outstanding shares of Series A Preferred Stock because, as a majority owner of the outstanding shares of Series A Preferred Stock, (i) OPI is entitled to nominate the one director allocated to the Series A Preferred Stock and (ii) the remaining holders of the Series A Preferred Stock have effectively agreed to vote in accordance with OPI with respect to such director.

(2)	Voting power with respect to common stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock and Class M Common Stock all voting together as a single class, with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, and Class M Common Stock carrying nine (9) votes per share. As of December 23, 2016, there were no shares of Class M Common Stock issued and outstanding.

(3)	Voting power with respect to capital stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock all voting together as a single class (with Series A Preferred Stock voting on an as-converted basis), with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, Class M Common Stock carrying nine (9) votes per share, and Series A Preferred Stock carrying one (1) vote per share.

(4)	Mr. Miller’s beneficial ownership of 392,204 shares of Series A Preferred Stock consists of (i) 207,864 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 184,340 shares of Series A Preferred Stock held by WestMill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

(5)	The holder’s shares of Class A Common Stock are restricted shares issued under our 2014 Stock Option and Grant Plan. As of December 31, 2020 all shares have vested.

(6)	On April 14, 2014, in connection with the Series A Preferred Stock financing described in “Interest of Management and Others in Certain Transactions”, we entered into a Voting Agreement (the “Voting Agreement”) with certain Class A and Class F holders of our common stock and Series A holders of our preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The Voting Agreement creates a beneficial ownership group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which group is comprised of certain holders of our Class A Common Stock, all holders of our Class F Common Stock and all holders of our Series A Preferred Stock.

(7)	Mr. Miller’s beneficial ownership of 433,897 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 184,340 shares of Series A Preferred Stock held by Westmill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

SECURITIES BEING OFFERED

General

The following is a summary of the rights of holders of our Class B Common Stock (the securities being offered), as well as the rights of holders of our other classes of common stock and preferred stock, and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to this offering circular.

Pursuant to our amended and restated certificate of incorporation, we have the authority to issue an aggregate of 106,000,000 shares of capital stock, consisting of (i) 91,000,000 shares of common stock, par value $0.0001 per share, of which 43,000,000 are designated as “Class A Common Stock,” 20,000,000 are designated as “Class B Common Stock,” 10,000,000 are designated as “Class F Common Stock” and 18,000,000 are designated as “Class M Common Stock,” and (ii) 15,000,000 shares of preferred stock, par value $0.0001 per share, all of which are designated as “Series A Preferred Stock.”

Selected provisions of our organizational documents are summarized below. In addition, you should be aware that the summary below does not describe or give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

The Company’s Common Stock shares issued and outstanding are shown in the following table:

	Class A Common Stock		Class B Common Stock		Class F Common Stock		Class M Common Stock
As of	Shares Issued	Shares Outstanding (1)	Shares Issued	Shares Outstanding (2)	Shares Issued	Shares Outstanding	Shares Issued	Shares Outstanding
December 31, 2016	2,884,400	2,640,775	-	-	10,000,000	10,000,000	-	-
December 31, 2017	2,886,900	2,529,087	3,584,009	3,567,927	10,000,000	10,000,000	-	-
December 31, 2018	2,886,900	2,468,465	5,812,127	5,767,747	10,000,000	10,000,000	-	-
December 31, 2019	2,887,359	2,467,206	9,237,653	9,107,855	10,000,000	10,000,000	-	-
December 31, 2020	2,887,359	2,454,394	11,790,663	11,481,550	10,000,000	10,000,000	-	-
December 31, 2021	2,888,859	2,455,894	15,454,237	15,008,588	10,000,000	10,000,000	-	-

(1)	Class A Shares Outstanding include vested and unvested shares but do not included forfeited shares that have been returned to the Company.

(2)	Class B Shares Outstanding include shares sold during this offering that have been subsequently redeemed.

Voting rights. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Holders of our Class F Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class M Common Stock are entitled to nine (9) votes for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock will at all times vote together as one class on all matters, and are entitled to elect two directors at any election of directors.

Dividends, distributions and stock splits. Holders of our common stock, on a pari passu basis with holders of our preferred stock, are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. In the event that such dividends are paid in the form of shares of common stock or rights to acquire common stock, the holders may only receive such shares or rights to acquire such shares from their respective classes of stock.

Liquidation. In the event of any (i) sale of all or substantially all of the our assets, (ii) our merger or consolidation with or into another entity (unless it is a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of our capital stock or the capital stock of the surviving or acquiring entity), (iii) closing of the transfer of our securities to a person or group of affiliated persons (other than an underwriter of our securities) if after such closing such person or group of affiliated persons would hold 50% or more of our outstanding voting stock (or of the surviving or acquiring entity), or (iv) dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary ((i) through (iv) each being a “Liquidation Event”), after payment of our debts and other liabilities and making provisions for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All the shares of our common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Conversion rights. Holders of our Class B Common Stock do not have any conversion rights. Holders of our Class F Common Stock may convert each share of Class F Common Stock into one fully paid and nonassessable share of Class A Common Stock at any time upon written notice to our transfer agent. Each share of Class F Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock upon transfer, provided however, that such automatic conversion will not be triggered if (i) such transfer is between (x) a Class F stockholder (or any of such Class F stockholder’s Permitted Entities (as such term is defined in our amended and restated certificate of incorporation)) and (y) any other Class F stockholder or such Class F stockholder’s Permitted Entities or (ii) a transfer by a Class F stockholder to any of the Permitted Entities. Each share of Class F Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock upon the death of such holder of Class F.

Redemption rights. Holders of our Class B Common Stock, Class F Common Stock and Class A Common Stock have no redemption rights. Holders of our Class M Common Stock have certain redemption rights as described in our amended and restated certificate of incorporation. We have a call option on our Class M Common Stock such that, at any time, we will have the ability to redeem any outstanding shares of Class M Common Stock by paying in cash a sum per share equal to the par value for such shares of Class M Common Stock plus all declared but unpaid dividend on such shares (the “Redemption Price”). Additionally, if at any time we receive a written consent of the holders of a majority of the then outstanding shares of preferred stock (voting together as a single class and not as a separate series, and on an as-converted basis), we are required to redeem that number of shares of Class M Common stock as the preferred holders so specify at the Redemption Price. However, as of December 31, 2016, there were no shares of Class M Common Stock issued and outstanding.

Registration rights. Holders of our common stock have no preemptive or other rights to subscribe for our securities. Certain holders of our Class F Common Stock have piggyback registration rights pursuant to our Amended and Restated Investors’ Rights Agreement dated as of April 14, 2014 (the “IRA”).

Transfer restrictions. Holders of our Class B Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class B Common Stock (or any interest therein) without the prior written consent of our board of directors, or our chief executive officer if our board of directors delegates such authority. Notwithstanding the foregoing, such transfer restrictions shall not apply (i) in the case of a holder of Class B Common Stock who is an individual, to certain transfers made without consideration for bona fide estate planning purposes and (ii) in the case of a holder of Class B Common Stock that is an entity, to certain transfers made without consideration to such entity’s stockholders, members, partners, other equity holders or affiliates. Holders of our Class M Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class M Common Stock (or any interest therein) without the prior written consent of our board of directors, or our chief executive officer if our board of directors delegates such authority.

Lockup. Pursuant to the subscription agreement, included in this Offering Circular as Appendix A, holders of our Class B Common Stock may not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial registered public offering (“IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days) sell or otherwise transfer or dispose of any shares of Class B Common Stock (including, without limitation, pursuant to Rule 144 under the Securities Act) held by them. The underwriters in connection with the Company’s IPO are intended third-party beneficiaries of the lockup. If requested by the underwriter engaged by the Company, each holder of our Class B Common Stock will be required to execute a separate letter confirming his or her agreement to comply with the lockup.

Personal Conduct Repurchase Option. In the event that a holder of our Class B Common Stock fails to conform his/her/its personal conduct to common and accepted standards of good citizenship or conducts himself/herself/itself in a way that reflects poorly upon us, as determined by our board of directors in its sole, but good faith, discretion, our board of directors may elect, at its sole discretion, to cause us to repurchase all, but not less than all, of the shares of Class B Common Stock held by such holder of Class B Common Stock. In connection with any repurchase of Class B Common Stock, the price paid to the applicable holder of Class B Common Stock shall be equal to the aggregate original purchase price paid for the shares plus all declared but unpaid dividends on such shares.

Inspection Rights. Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. Holders of our Class B Common Stock agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. However, as a company subject to the reporting requirements under Regulation A, we must publicly file certain annual, semi-annual and current reports, which will include annual audited financials and management’s discussion and analysis of financial condition and results of operations.

Preferred Stock

As of December 31, 2021, 11,865,046 shares of Series A Preferred Stock are issued and outstanding.

Voting rights. Each share of our preferred stock is entitled to one vote for each share of Class A Common Stock into which such preferred stock could then be converted, and with respect to such vote, such holder will have equal voting rights and powers to that of holders of Class A Common Stock. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors and are entitled to certain protective provisions.

Dividends, distributions and stock splits. Holders of our preferred stock are entitled to receive dividends on a pari passu basis with holders of shares of common stock when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends. Dividends will be distributed among holders of preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted.

Liquidation. In the event of any Liquidation Event, the holders of preferred stock are entitled to receive, prior and in preference to the holders of common stock, an amount per share equal to the sum of the applicable original issue price of $2.1872 per share, plus declared but unpaid dividends on such share.

Conversion rights. Holders of our preferred stock may convert each share of preferred stock into such number of fully paid and nonassessable shares of Class A Common Stock, determined by dividing the applicable original issue price for such shares of preferred stock by the applicable conversion price for such series, as adjusted for certain anti-dilution protections. The issuance of our Class B Common Stock has not and will not trigger any conversion price adjustments for the preferred stock. Each share of preferred stock will automatically convert into shares of Class A Common Stock at the conversion rate at the time in effect, immediately upon the earlier of the closing of the sale of our common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act or the date or event specified by vote, written consent or agreement of the holders of a majority of the then outstanding shares of preferred stock.

Other rights. Holders of our preferred stock have other rights such as demand, piggyback, and S-3 registration rights, information rights and preemptive rights pursuant to the IRA. The holders of our preferred stock also have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock. In addition to the requirements set forth in Section 160 of the Delaware General Corporation Law, no capital stock may be repurchased or redeemed by us without the approval of the majority of the then outstanding shares of our preferred stock, except for the repurchase of shares of common stock from persons performing services for us pursuant to agreements under which we have the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, pursuant to a right of first refusal, or pursuant the redemption of Class M Common Stock set forth in our amended and restated certificate of incorporation.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation permits us to provide indemnification of directors and officers to the fullest extent permitted by law. Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

We have also entered into separate indemnification agreements with our directors and executive officers that are, in some cases, broader than the specific indemnification provisions contained in our amended and restated certificate of incorporation, bylaws or the Delaware General Corporation Law.

The indemnification agreements require us, among other things, to indemnify executive officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We are also required to advance amounts to or on behalf of our officers and directors in the event of claims or actions against them. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as our directors and executive officers.

Anti-Takeover Effects of Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware Law

Section 203 of the Delaware General Corporation Law, an anti-takeover provision, generally prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10.0% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15.0% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors;

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder; or

•	we do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders.

Although Section 203 is not applicable to us as of the date of this offering circular, because we do not currently have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, we may become subject to Section 203 in the future. In the event that we become subject to Section 203 or otherwise, our stockholders may, by adopting an amendment to our amended and restated certificate of incorporation or bylaws, elect for us not to be governed by Section 203, effective 12 months after adoption. Currently, neither our amended and restated certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that, if applicable to us, the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Appointment and Removal of Officers and Directors. Members of our board of directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors, with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of our directors then in office, though less than a quorum. In lieu of filling any vacancy, the board of directors may reduce the number of directors. The board of directors may, by resolution passed by a majority of the whole board of directors, establish one or more committees consisting of one or more directors that can exercise all the powers and authority of the board of directors, limited by any action expressly required by the Delaware General Corporation Law to be submitted for stockholder approval or the amendment of the bylaws.

Our officers consist of one or more presidents, a treasurer, a secretary, and such other officers, including, without limitation, a chief executive officer and one or more vice presidents, assistant vice presidents, assistant treasurers and assistant secretaries, as determined by the board of directors. The board of directors may remove any officer with or without cause by a majority vote of the directors.

Amendments to Charter and Bylaws. Generally, we reserve the right to amend, alter, change or repeal any provision contained in our amended and restated certificate of incorporation, except with respect to certificate provisions relating to the indemnification of directors, officers, employees, agents or other persons. The amendment of our amended and restated certificate of incorporation requires the adoption of a resolution by our board of directors and a majority vote of stockholders at either a special meeting or the next annual meeting of stockholders. Any amendment to our bylaws requires the approval of stockholders or the board of directors, provided that (i) the board of directors may not amend any provision of the bylaws which by law, by our amended and restated certificate of incorporation or by our bylaws requires action by the stockholders and (ii) any amendment of our bylaws by the board of directors and any new bylaws adopted by the board of directors may be amended by the stockholders.

Restrictions on Transferability. Our Amended and Restated Certificate of Incorporation contains restrictions on the holders of Class B Common Stock to transfer their shares. See “Plan of Distribution – Transferability of our Class B Common Stock” for more information.

Transfer Agent

In December 2017, Fundrise Advisors entered into an agreement with Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), whereby Computershare agreed to act as our transfer agent.

PLAN OF DISTRIBUTION

We are offering up to 2,887,000 shares of our Class B Common Stock pursuant to this offering circular, which represents the value of the shares available to be offered as of January 31, 2022 out of the rolling 12-month maximum offering amount of $75 million in our Class B Common Stock taking into account $31.7 million in shares of Class B Common Stock sold over the prior 12-month period. Our Class B Common Stock being offered hereby will be primarily offered by associated persons of ours through the Fundrise Platform at www.fundrise.com. In conducting this offering, such persons intend to rely on the exemption from registration contained in Exchange Act Rule 3a4-1. For additional information about the Fundrise Platform, please see “Offering Circular Summary—About the Fundrise Platform.”

The Fundrise Platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Fundrise Platform website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our Class B Common Stock, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement in the form attached to this offering circular as Appendix A, and wire or ACH funds for its subscription amount in accordance with the instructions provided therein.

Settlement may occur up to 30 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a stockholder, including for U.S. federal income tax purposes, and the shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a stockholder.

We intend to initially limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Class B Common Stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Class B Common Stock offered hereby is offered and sold only to “qualified purchasers” or at a time when our Class B Common Stock is listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Class B Common Stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Certificates Will Not be Issued

We will not issue certificates. Instead, our Class B Common Stock will be recorded and maintained on our share register.

Transferability of our Class B Common Stock

Holders of our Class B Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class B Common Stock (or any interest therein) without the prior written consent of our board of directors, or our chief executive officer if our board of directors delegates such authority. Notwithstanding the foregoing, such transfer restrictions shall not apply (i) in the case of a holder of Class B Common Stock who is an individual, to certain transfers made without consideration for bona fide estate planning purposes and (ii) in the case of a holder of Class B Common Stock that is an entity, to certain transfers made without consideration to such entity’s stockholders, members, partners, other equity holders or affiliates.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We are offering our Class B Common Stock on a best efforts basis primarily through the online Fundrise Platform.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our Company and our affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Class B Common Stock, these materials will not give a complete understanding of this offering, us or our Class B Common Stock and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Class B Common Stock.

HOW TO SUBSCRIBE

Subscription Procedures

We intend to initially limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more of the investments sponsored by us. Investors seeking to purchase our Class B Common Stock who have purchased one or more investments sponsored by us and who satisfy the “qualified purchaser” standards (see “State Law Exemption and Purchase Restrictions”) should proceed as follows:

•	Read this entire offering circular and any supplements accompanying this offering circular.

•	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this offering circular as Appendix A.

•	Electronically provide ACH instructions to us for the full purchase price of our Class B Common Stock being subscribed for; note, however, that for subscriptions in excess of $125,000, we will require that the purchase price of our Class B Common Stock be submitted via bank wire.

By executing the subscription agreement and paying the total purchase price for our Class B Common Stock subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for Class B Common Stock does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Subscriptions will be binding upon investors and will be accepted or rejected within 45 days of receipt by us.

We will not draw funds from any subscriber until the date your subscription is accepted. If we accept your subscription, we will email you a confirmation.

Minimum Purchase Requirements

There is no minimum investment requirement for our Class B Common Stock.

Residents of the State of Washington

For investors and potential investors who are residents of the State of Washington, please send all correspondence, including any questions or comments, to washingtonstate@fundrise.com.

LEGAL MATTERS

Certain legal matters, including the validity of shares of Class B Common Stock offered hereby, have been passed upon for us by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements of Rise Companies Corp. as of December 31, 2020 and 2019 and for each of the years in the two year period ended December 31, 2020, have been audited by RSM US LLP, an independent auditor, as stated in their report thereon and included in this Offering Circular, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we are required to do so.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Rise Companies Corp.

Attention: Investor Relations

11 Dupont Circle NW

9th Floor

Washington, DC 20036

investments@fundrise.com

(202) 584-0550

So long as we remain subject to the periodic reporting requirements of Regulation A, within 120 days after the end of each fiscal year we will file on the SEC’s EDGAR website an annual report on Form 1-K. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to stockholders.

We also maintain a website at www.fundrise.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

F-1

Independent Auditor’s Report

Board of Directors and Stockholders

Rise Companies Corp.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Rise Companies Corp. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity and non-controlling interests and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rise Companies Corp. and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 15, 2021

F-2

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$30,834	$29,219
Restricted cash	57	73
Receivables from Sponsored Programs	4,138	2,308
Notes receivable from Sponsored Programs	1,050	-
Real estate debt investments and PIK interest, net	8,328	8,320
Other current assets	1,503	4,538
Total current assets	45,910	44,458
Investments in Sponsored Programs	2,475	2,628
Property and equipment, net	226	280
Intangible assets, net	9,559	6,702
Other assets	1,530	363
Total assets	$59,700	$54,431

LIABILITIES
Current liabilities:
Accounts payable	$1,878	$2,529
Accrued expenses	494	497
Due to investors	519	116
Notes payable and PIK interest	7,845	7,995
Loans payable, current	2,447	-
Other current liabilities	289	191
Total current liabilities	13,472	11,328
Loan payable, non-current	1,397	-
Other liabilities	1,432	841
Total liabilities	16,301	12,169

Commitments and contingencies (Note 17)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,887,359 shares issued and 2,454,394 shares outstanding, 2,887,359 shares issued and 2,454,706 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 20,000,000 and 10,000,000 shares authorized; 11,790,663 shares issued and 11,481,550 shares outstanding, 9,237,653 shares issued and 9,107,855 shares outstanding, respectively	1	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	109,010	86,557
Accumulated deficit	(75,654)	(54,225)
Total stockholders’ equity before non-controlling interests	33,359	32,334
Non-controlling interests in consolidated entities	10,040	9,928
Total equity	43,399	42,262
Total liabilities and equity	$59,700	$54,431

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year Ended	Year Ended
	December 31, 2020	December 21, 2019
Operating revenue
Origination and acquisition fees	$5,539	$8,944
Asset management fees, net	8,486	4,026
Advisory fees, net	1,105	634
Interest income	20	989
Other operating revenue	506	560
Total operating revenue	15,656	15,153

Operating expenses
Sales and marketing	14,609	17,968
Origination and servicing	4,421	3,917
Engineering and product development	4,145	2,822
Facilities and office	2,160	1,895
Professional fees	2,370	1,220
Depreciation and amortization	1,918	1,228
Interest expense	22	970
Other general and administrative	7,414	4,369
Total operating expenses	37,059	34,389

Net operating income (loss)	(21,403)	(19,236)

Other revenue (expense) from Sponsored Programs - January 2019	-	2,374

Other income (loss)
Gain as a result of deconsolidation (see Note 2)	-	10,869
Equity in earnings (losses)	86	(4)
	86	10,865

Net income (loss)	(21,317)	(5,997)

Net income attributable to non-controlling interests	112	2,518
Net income (loss) attributable to Rise Companies Corp.	$(21,429)	$(8,515)

Net earnings (loss) per share attributable to common stockholders:
Basic and diluted earnings (loss) per share	$(0.94)	$(0.44)
Weighted average shares of common stock - Basic and diluted	22,757,738	19,492,934

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interests

(in thousands, except share data)

	Preferred Stock Series A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at January 1, 2019	11,865,046	$1	2,468,465	$-	10,000,000	$1	-	$-	5,767,747	$-	$59,318	$(45,710)	$448,966	$462,576
Stock-based compensation	-	-	(13,759)	-	-	-	-	-	-	-	854	-	-	854
Issuance of Class B common stock	-	-	-	-	-	-	-	-	3,425,526	-	26,942	-	-	26,942
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(85,418)	-	(503)	-	-	(503)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(54)	-	-	(54)
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	32,997	32,997
Non-controlling interests deconsolidated	-	-	-	-	-	-	-	-	-	-	-	-	(474,553)	(474,553)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(8,515)	2,518	(5,997)
Balance at December 31, 2019	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,107,855	$-	$86,557	$(54,225)	$9,928	$42,262
Stock-based compensation	-	-	(312)	-	-	-	-	-	-	-	722	-	-	722
Issuance of Class B common stock	-	-	-	-	-	-	-	-	2,553,010	1	23,028	-	-	23,029
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(179,315)	-	(1,147)	-	-	(1,147)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(150)	-	-	(150)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(21,429)	112	(21,317)
Balance at December 31, 2020	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	11,481,550	$1	$109,010	$(75,654)	$10,040	$43,399

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income (loss)	$(21,317)	$(5,997)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	722	854
Depreciation and amortization	1,918	1,228
Accretion of deferred loan fees and costs	(8)	(20)
Gain as a result of deconsolidation	-	(10,869)
Equity in (earnings) losses	(86)	4
Return on capital from Sponsored Programs	172	-
Loss on disposition of intangible asset	13	-
Operating activities of Sponsored Programs, net	-	80
Change in assets and liabilities:
Other assets	1,857	583
Accounts payable and other liabilities	35	1,654
Receivables from Sponsored Programs	(1,830)	125
Payables to Sponsored Programs	-	(280)
Notes receivable from Sponsored Programs	(1,050)	-
Interest receivable	-	(321)
PIK interest payable	(150)	370
Net cash provided by (used in) operating activities	(19,724)	(12,589)
Cash flows from investing activities
Additions to intangible assets	(4,637)	(3,730)
Purchases of property and equipment, net	(97)	(94)
Distributions of capital from Sponsored Programs	79	151
Investments in Sponsored Programs	-	(955)
Investing activities of Sponsored Programs, net	-	(7,470)
Net cash provided by (used in) investing activities	(4,655)	(12,098)
Cash flows from financing activities
Investor payments	-	85
Proceeds from the issuance of Class B common stock, net of offering costs	22,878	26,888
Redemptions of Class B common stock	(744)	(503)
Loans payable	3,844	-
Financing activities of Sponsored Programs, net	-	29,301
Net cash provided by (used in) financing activities	25,978	55,771
Net increase (decrease) in cash and cash equivalents	1,599	31,084
Cash and cash equivalents not retained as a result of deconsolidation	-	(55,922)
Cash, restricted cash and cash equivalents, beginning of period*	29,292	54,130
Cash, restricted cash and cash equivalents, end of period	$30,891	$29,292

Supplemental disclosures of cash flow information:
Cash paid for interest	$150	$600

* The beginning balance for the period ended December 31, 2019 includes Cash and cash equivalents of Rise Companies and Sponsored Programs.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Rise Companies Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1. Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a finance technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for our Sponsored Programs.

•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for our Sponsored Programs.

•	Certain unlaunched investment programs that are not yet being offered to investors.

We sponsor the following investment programs, as of December 31, 2020:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC), Fundrise Growth eREIT VI, LLC, and Fundrise Balanced eREIT, LLC, are the real estate investment trust programs (collectively referred to hereafter as the “eREITs”).

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC, both of which merged into Fundrise eFund, LLC on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D through the Fundrise Platform.

The eREITs, eFund, and oFund are referred to, individually or collectively as the context requires, as the “Sponsored Programs.”

F-7

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in a voting interest entity or as the primary beneficiary of a variable interest entity (“VIE”). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary. In addition, through, and ending on January 31, 2019, the Company consolidated the Sponsored Programs that existed at that time. All significant inter-entity transactions and balances of consolidated entities have been eliminated.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are VIEs or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs that were in existence at that time. The deconsolidation of eleven Sponsored Programs led to a reduction in net assets and non-controlling interests of approximately $464 million and led to an accumulated gain of approximately $10.8 million related to prior eliminations on consolidation.

Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits, and highly liquid investments with original maturities of three months or less.

F-8

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used as provided for qualified health expenses and therefore are separately presented on our balance sheets.

Property and Equipment, Net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 8, Property and Equipment, Net, for more detail.

Intangible Assets, Net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. See Note 9, Intangible Assets, Net, for more detail on internal-use software as of December 31, 2020 and 2019.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. See Note 9, Intangible Assets, Net, for more detail.

Deferred Costs of Sponsored Programs

Certain offering and other deferred costs (“Deferred Costs”) of the Sponsored Programs are initially paid by Fundrise Advisors on behalf of each Sponsored Program. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

Fundrise Advisors has decided that the eREITs and eFund will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum of $10.00 per share. After the eREIT or eFund has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs incurred, both before and after the date that the Hurdle Rate was reached, to the extent that such reimbursement does not cause NAV to drop below the Hurdle Rate as a result.

Deferred Costs for launched eREITs and the eFund are included in Other Current Assets on the consolidated balance sheets. See Note 7, Other Current Assets for more detail.

F-9

Deferred Costs of the Fundrise Real Estate Interval Fund, LLC (“Interval Fund”) are not subject to the Hurdle Rate. Fundrise Advisors can seek recoupment of these costs paid on behalf of or reimbursed to the Interval Fund provided it is within three years of the date the cost was incurred and provided that when it does so, the recouped amount does not exceed the lower of the expense cap in place either at the time the cost was incurred or at the time of recoupment. Organizational costs of the Interval Fund are expensed by Fundrise Advisors in the consolidated statements of operations. The Interval Fund launched on the Fundrise Platform in January 2021.

Deferred Costs for the Interval Fund are considered non-current and are included in Other Assets.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were Real Estate Loans made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”). To maximize the value of the Notes, the Company intends to hold all Notes until the stated maturity date. Since management has the positive intent and ability to hold the Notes to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue. See Note 4, Real Estate Debt Investments of the Notes Program for more detail.

Revenue Recognition

Origination, Acquisition, and Due Diligence Fees

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees are typically up to 2.0% of the aggregate loan amount. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees are typically up to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the diligence performed when underwriting a real estate transaction. Due diligence fees are typically paid prior to the deal closing and are recognized once material due diligence has concluded.

F-10

Asset Management Fees

Asset management fees are earned by Fundrise Advisors from the Sponsored Programs for asset management services provided. Fundrise Advisors assesses these fees on a quarterly basis from each Sponsored Program that it manages. The asset management fees may be waived at any time at Fundrise Advisors’ sole discretion, and once waived are no longer collectible.

Advisory Fees

Advisory fees are earned by Fundrise Advisors from individual investors for providing services with respect to the Portfolio Investment Plans, Auto-Investment Plans, and Dividend Re-Investment Plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Interest Income

Interest income is generally earned from the real estate debt investments of the Notes Program and is recognized on an accrual basis. Any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method.

As of December 31, 2020 and 2019, no amortization of premium or discount fees have been incurred.

Stock-Based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statements of operations. As of December 31, 2020 and 2019, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

F-11

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. In June 2020, FASB voted unanimously to consider delaying the effective date further as a response to COVID-19. The standard will now be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update ASU 2019-12, Simplifying the Accounting for Income Taxes, which updates areas of ASC 740, to reduce complexity without decreasing the quality of the information provided to users of the financial statements. The standard will be effective for fiscal years beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. Real Estate Debt Investments and Related Notes Payable of the Notes Program

Real Estate Debt Investments

We previously invested in forty-three debt investments via the Notes Program, of which forty-two repaid in full the amounts of principal and accrued interest at December 31, 2020 and 2019.

The outstanding principal of $6.0 million and accrued interest balance of $2.3 million is secured by the underlying property of the real estate debt investment. On March 12, 2021, the Company received approximately $8.3 million in principal and accrued interest as its portion of the sale proceeds of the underlying real estate property.

F-12

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Notes issued by the Trust through the Notes Program and that are related to specific underlying loans for the benefit of the investor. The Notes therefore are recorded as a corresponding liability to the loan asset.

As a result of the repayment of the real estate debt investment outlined above, we have paid $6.0 million notes payable and $1.9 million in accrued interest to the related note holders. See Note 18, Subsequent Events, for more information.

5. Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2020 and 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payment in kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2020 and 2019, management estimated the fair value of our real estate debt investments including PIK interest to approximate the carrying cost.

6. Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of December 31, 2020 and 2019, the Investments in Sponsored Programs totaled $2,475,000 and $2,628,000, respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

7. Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Deferred costs	$460	$3,262
Security deposits	-	302
Prepaid expenses	651	568
Dividends receivable	34	81
Advisory fees receivable	300	198
Other	58	127
Total other current assets	$1,503	$4,538

F-13

8. Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Computer equipment	$380	$284
Furniture and fixtures	7	7
Leasehold improvements	-	398
Total property and equipment	387	689
Less: accumulated depreciation	(161)	(409)
Total property and equipment, net	$226	$280

Depreciation expense on property and equipment was approximately $151,000 and $149,000 for the years ended December 31, 2020 and 2019, respectively.

In November 2020, the Company’s lease at 1601 Connecticut Ave NW, Washington, DC, ended and the leasehold improvements associated with it were no longer in use. As a result, the Company removed $398,000 of leasehold improvements and $398,000 of accumulated depreciation for the year ended December 31, 2020.

No property or equipment assets were impaired in the years ended December 31, 2020 and 2019.

9. Intangible Assets, Net

Intangible assets, net, consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Internal-use software	$14,078	$9,522
Patents, trademarks, and domain	315	304
Total intangible assets	14,393	9,826
Less: accumulated amortization	(4,834)	(3,124)
Total intangible assets, net	$9,559	$6,702

Amortization expense of intangible assets for the years ended December 31, 2020 and 2019, was approximately $1,767,000 and $1,079,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of December 31, 2020 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2021	$1,614
2022	1,278
2023	975
2024	192
2025	6
Thereafter	29
Total	$4,094

Certain intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not currently subject to amortization as of December 31, 2020 and 2019, respectively, is as follows (in thousands):

	December 31, 2020	December 31, 2019
Internal-use software in process	$5,302	$1,787
Patents and domain	163	156
Total carrying value not subject to amortization	$5,465	$1,943

F-14

10. Loans Payable

PPP Loan Payable

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. The PPP Loan matures in two years.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations. Under the terms of the loan agreement as written, until such time as the Company applies for and the Small Business Administration issues a determination on the forgiveness, future annual minimum loan payments are anticipated to be approximately $1.4 million for 2021 and 2022.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Loan.

As of December 31, 2020, the PPP Loan has accrued interest of $19,000.

Short Term Notes Payable

In November 2020, we engaged in short term lending on a limited basis raising funds in the form of short term notes (“Short Term Notes”) from accredited investors on the Fundrise Platform, raising $1,050,000, and lending these funds to certain Sponsored Programs. The Short Term Notes are included in loans payable, current on the consolidated balance sheets at December 31, 2020. As of December 31, 2020, the Short Term Notes program has accrued interest of $3,000, which is included in other current liabilities on the consolidated balance sheets. The Company had no outstanding loans payable as of December 31, 2019.

In February 2021, the Short Term Notes matured and were paid back in full with interest to the investors. See Note 18, Subsequent Events, for more information.

11. Other Liabilities

Other liabilities consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Deferred rent	$1,185	$601
Deferred compensation	243	240
Other	4	-
Total other liabilities	$1,432	$841

12. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock grants (“RSGs”), restricted stock units (“RSUs”), or restricted stock options (“RSOs”) to purchase shares of common stock to employees, executives, directors, and consultants. A total of 10,100,000 and 4,600,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of December 31, 2020 and December 31, 2019, respectively. The Company has issued RSGs, RSUs, and RSOs as of December 31, 2020.

The RSGs issued and outstanding through December 31, 2020 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The Company recognized approximately $717,000 and $847,000 of stock-based compensation expense related to RSGs issued in prior years during the years ending December 31, 2020 and 2019, respectively. As of December 31, 2020, there is no remaining unrecognized stock-based compensation expense.

F-15

A summary of RSGs at December 31, 2020 and 2019, is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Unvested at, December 31, 2019	156,122	$5.00	$706
Shares granted	-
Vested shares	(155,810)
Forfeited shares	(312)
Unvested at, December 31, 2020	-	$-	$-

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. We issued no stock options for the years ended December 31, 2020 and 2019. There were 0 and 2,219 stock options forfeited, respectively, for the years ended December 31, 2020 and 2019. During the periods ending December 31, 2020 and 2019, respectively, 3,250 and 3,250 stock options vested. The Company recognized approximately $5,000 and $5,000 of stock-based compensation expense related to RSOs during the years ending December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, respectively, total unrecognized compensation cost was approximately $2,000 and $11,000.

RSUs issued through December 31, 2020 and 2019 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The RSUs are also subject to performance based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering.

As of December 2020 and 2019, 7,192,100 were authorized to be issued. The Company issued 529,470 and 1,224,900 RSUs for the years ended December 31, 2020 and 2019, respectively. There were 388,687 and 44,687 RSUs forfeited for the years ended December 31, 2020 and 2019, respectively. During the periods ending December 31, 2020 and 2019, respectively, there were 515,235 and 397,923 RSUs that met the time-based criteria for vesting.

A summary of RSUs at December 31, 2020 and 2019, is as follows:

	December 31,	December 31,
	2020	2019
Issued	2,942,870	2,413,400
Outstanding	2,505,496	2,364,713
Forfeited	437,374	48,687

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during 2020 and 2019.

F-16

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. During the year ended December 31, 2020, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $560,000.

Prior to 2020, the company maintained a SIMPLE IRA employer-sponsored employee retirement plan. The Company made matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. In the year ended December 31, 2019, the Company made matching contributions of approximately $270,000.

13. Income Tax

For the years ended December 31, 2020 and 2019, the Company did not record a provision for income taxes related to pre-tax net loss due to the Company’s net deferred tax assets that were subject to, and offset by, a valuation allowance.

The Company’s effective tax rate for both 2020 and 2019 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

Income (loss) before provision for income taxes for the years ended December 31, 2020 and 2019 was as follows (in thousands):

Income before taxes	2020	2019
Domestic	$(22,297)	$(20,618)
Foreign	-	-

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$20,987	$14,584
Formation costs	215	215
Stock-based compensation	1,164	961
Deferred compensation	68	67
Interest expense	-	520
Deferred rent	325	161
PPP Loan Interest	5	-
163J Limitation	426	-
Other deferred tax assets	14	15
Gross deferred tax assets	23,204	16,523
Valuation allowance	(20,396)	(14,731)
Deferred tax assets, net of valuation allowance	2,808	1,792

Deferred tax liabilities:
Internal-use software	(2,612)	(1,666)
Prepaid expenses	(179)	(120)
Other deferred tax liabilities	(17)	(6)
Gross deferred tax liabilities	(2,808)	(1,792)
Net deferred tax assets:	$-	$-

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2020, a valuation allowance of $20.4 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

At December 31, 2020, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $75 million, to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin expiring in 2034.

As of December 31, 2020, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

F-17

The Company identifies the U.S. and District of Columbia as its major tax jurisdictions. The tax period for the taxable year ending December 31, 2017 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

14. Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A Common Stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment will be made to the holders of any common stock, the holders of convertible preferred stock will be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution will be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2020 and 2019 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A Common Stock will have one vote per share and each share of Class F Common Stock will have ten votes per share.

Common Stock

Class A Common Stock

As of December 31, 2020, there were 2,887,359 shares issued and 2,454,394 shares outstanding. As of December 31, 2019, there were 2,887, 359 shares issued and 2,454,706 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of December 31, 2020 and 2019, respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

F-18

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of December 31, 2020, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. As of December 31, 2020, 20,000,000 shares have been authorized as Class B Common Stock. As of December 31, 2020 and 2019, respectively, there were 11,790,663 and 9,237,653 shares of Class B Common Stock issued and 11,481,550 and 9,107,855 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014 we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

15. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP that we have a controlling financial interest. NCI for the years ended December 31, 2020 and 2019, respectively, were $10,040,000 and $9,928,000. Substantially all of the assets in the limited partnership are held as cash.

16. Related Party Transactions

Other than disclosed elsewhere in the Notes to the Financial Statements, the following related party transactions are disclosed:

Investments in Notes Program and Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

F-19

Series A Preferred Stock Financing

The following table summarizes the Series A stock held by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member as of December 31, 2020.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller (2)	207,864	455,222
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(3)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Daniel Miller initially acquired 249,557 shares for $545,825. In 2020 Daniel Miller sold 41,693 of his Series A Stock to a third party.

(3)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

National Commercial Real Estate Trust Promissory Notes

On November 23, 2020, the Company as the lender entered into five separate promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC as each of the borrowers. The principal of each note was $210,000 with a duration of three months and a simple interest rate of 3%. The principal balance total is $1,050,000 and is included in Notes Receivable from Sponsored Programs and the accrued interest on the notes is included in Receivables from Sponsored Programs on the accompanying balance sheet as of December 31, 2020. There were no such amounts as of December 31, 2019. These loans were made from the Trust in concert with receipt of proceeds from investors of the Short Term Notes and each of the borrowers above used the loan proceeds to finance their operations in the short term.

These notes and any accrued interest were paid off in full to the Trust on February 23, 2021. For more information, see Note 18, Subsequent Events.

17. Commitments and Contingencies

Operating Leases

On September 2, 2016, the Company entered into a four-year lease for office space in Washington, DC (1601 Connecticut Ave NW, 3rd Floor), which expired on November 30, 2020.

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for new office space (located at 11 DuPont Circle NW) to accommodate the Company’s growing workforce. The Company moved to this location in June 2019.

Facilities rental expense for the years ended December 31, 2020 and 2019 was approximately $1,139,000 and $830,000, respectively. As part of these lease agreements, we currently have pledged approximately $308,000 as security deposits.

F-20

Our future minimum lease payments are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2021	$959
2022	983
2023	1,008
2024	1,033
2025	1,059
Thereafter	5,303
Total	$10,345

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of one of our initial Sponsored Programs, Fundrise Equity REIT, LLC’s, lack of assets, revenue, and operating history, Fundrise Advisors has agreed to make a payment to the eREIT of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at December 31, 2020 and 2019. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	400
18.1% to 19.0%	300
19.1% to 19.9%	200
20.0% or greater	0

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

18. Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 15, 2021, for potential recognition or disclosure.

On February 23, 2021, the promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC were paid off, including accrued interest.

On February 25, 2021, the Short Term Notes reached maturity and were paid back to the participating investors, including accrued interest.

On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, the Company received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds. As of the reporting date, the Company is processing in full the approximately $8.3 million of payments to the notes holders of the real estate notes, bringing the Notes Program to an end.

F-21

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF RISE COMPANIES CORP. (UNAUDITED)

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	June 30, 2021 (Unaudited)	December 31, 2020 (*)
ASSETS
Current assets:
Cash and cash equivalents	$28,441	$30,834
Restricted cash	80	57
Receivables from Sponsored Programs	5,006	4,138
Notes receivable from Sponsored Programs	-	1,050
Real estate debt investments and PIK interest, net	-	8,328
Other current assets	3,000	1,503
Total current assets	36,527	45,910
Investments in Sponsored Programs	2,624	2,475
Property and equipment, net	319	226
Intangible assets, net	10,998	9,559
Other assets	414	1,530
Total assets	$50,882	$59,700

LIABILITIES
Current liabilities:
Accounts payable	$3,573	$1,878
Accrued expenses	2,292	494
Due to investors	299	519
Notes payable and PIK interest	-	7,845
Loans payable, current	2,794	2,447
Other current liabilities	271	289
Total current liabilities	9,229	13,472
Loan payable, non-current	-	1,397
Other liabilities	1,430	1,432
Total liabilities	10,659	16,301

Commitments and contingencies (Note 16)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,887,359 shares issued and 2,454,394 shares outstanding	-	-
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 13,840,000 shares issued and 13,458,849 shares outstanding, 11,790,663 shares issued and 11,481,550 shares outstanding, respectively	1	1
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding	-	-
Additional paid-in capital	128,602	109,010
Accumulated deficit	(98,384)	(75,654)
Total stockholders’ equity before non-controlling interests	30,221	33,359

Non-controlling interests in consolidated entity	10,002	10,040
Total stockholders’ equity	40,223	43,399
Total liabilities and stockholders’ equity	$50,882	$59,700

*	Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Operating revenue
Origination and acquisition fees	$7,763	$1,433
Management and advisory fees, net	6,164	4,454
Other operating revenue	1,184	331
Total operating revenue	15,111	6,218

Operating expenses
Marketing	22,552	6,211
Origination and servicing	2,376	1,838
Engineering and product development	3,188	1,639
General, administrative and other	9,738	5,625
Total operating expenses	37,854	15,313

Net operating income (loss)	(22,743)	(9,095)

Other income (loss)
Equity in earnings (losses)	66	-

Net income (loss)	(22,677)	(9,095)

Net income attributable to non-controlling interests	53	30
Net income (loss) attributable to Rise Companies Corp.	$(22,730)	$(9,125)

Net earnings (loss) per share attributable to common stockholders:
Basic and diluted net earnings (loss) per share*	$(0.92)	$(0.42)
Weighted average shares of common stock - Basic and diluted	24,830,290	21,986,973

* Basic and diluted earnings (loss) per share amounts pertain to each class of common stock.

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(Amounts in thousands, except share data)

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2020	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	11,481,550	$1	$109,010	$(75,654)	$10,040	$43,399
Stock-based compensation	-	-	-	-	-	-	-	-		-	1	-	-	1
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	2,049,377	-	20,220	-	-	20,220
Redemption of Class B Common Stock	-	-	-	-	-	-	-	-	(72,078)	-	(560)	-	-	(560)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(69)	-	-	(69)
Distribution of Member’s Equity of NCI	-	-	-	-		-	-	-	-	-	-	-	(91)	(91)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(22,730)	53	(22,677)
Balance at June 30, 2021	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	13,458,849	$1	$128,602	$(98,384)	$10,002	$40,223

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2019	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,107,855	$-	$86,557	$(54,225)	$9,928	$42,262
Stock-based compensation	-	-	-	-	-	-	-	-		-	389	-	-	389
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	814,948	1	7,229	-	-	7,230
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(110)	-	-	(110)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(9,125)	30	(9,095)
Balance at June 30, 2020	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,922,803	$1	$94,065	$(63,350)	$9,958	$40,676

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(22,677)	$(9,095)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Stock-based compensation	1	389
Depreciation and amortization	903	922
Accretion of deferred loan fees and costs	-	(8)
Equity in (earnings) losses	(66)	-
Dividend received from Sponsored Programs	44	-
Change in assets and liabilities:
Other assets	(390)	879
Accounts payable and other changes in liabilities	3,473	(1,714)
Receivables from Sponsored Programs	(868)	(2,040)
Notes receivable from Sponsored Programs	1,050	(2,000)
Interest receivable	2,328	-
PIK interest payable	(1,845)	(145)
Net cash provided by (used in) operating activities	(18,047)	(12,812)
Cash flows from investing activities
Additions to intangible assets	(2,298)	(2,111)
Purchases of property and equipment, net	(138)	(71)
Principal payments from real estate debt investments	6,000	-
Distribution of capital from Sponsored Programs	18	88
Investments in Sponsored Programs	(135)	(10)
Net cash provided by (used in) investing activities	3,447	(2,104)
Cash flows from financing activities
Distribution to non-controlling interests	(91)	-
Proceeds from the issuance of Class B common stock, net of offering costs	20,151	7,119
Redemptions of Class B common stock	(780)	(116)
Principal payments on notes payable	(6,000)	-
Loan payable	(1,050)	2,794
Net cash provided by (used in) financing activities	12,230	9,797
Net increase (decrease) in cash and cash equivalents	(2,370)	(5,119)
Cash, restricted cash and cash equivalents, beginning of period	30,891	29,292
Cash, restricted cash and cash equivalents, end of period	$28,521	$24,173

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$150

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a financial technology company, that owns and operates a leading web-based and mobile application direct investment platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for the Sponsored Programs.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for the Sponsored Programs.

•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for the Sponsored Programs

•	Certain unlaunched investment programs that are not yet being offered to investors.

The Company has sponsored the following investment programs, as of June 30, 2021:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC, Fundrise Balanced eREIT, LLC, Fundrise Growth eREIT VII, LLC, and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the eFund on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform.

•

Fundrise Real Estate Interval Fund, LLC (“Flagship Fund”) is a newly organized Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

The eREITs, eFund, oFund and Flagship Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs”.

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1- SA and Rule 8-03 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted. Certain amounts in the prior period’s Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current period presentation.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited consolidated financial statements filed on Form 1-K. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K, which was filed with the SEC. The consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and June 30, 2020, respectively, and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in voting interest or as the primary beneficiary of a variable interest entity (“VIE”). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary. All significant inter-entity transactions and balances of consolidated entities have been eliminated.

Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used for qualified health expenses, and therefore are separately presented on our balance sheets.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at historical cost less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term (excluding renewal periods) or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 8, Property and Equipment, Net, for more detail.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed, and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. See Note 9, Intangible Assets, Net, for more detail on internal-use software as of June 30, 2021 and December 31, 2020.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market price of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. See Note 9, Intangible Assets, Net, for more detail. on internal-use software as of June 30, 2021 and December 31, 2020.

Deferred Costs of Sponsored Programs

Certain offering and other deferred costs (“Deferred Costs”) of the Sponsored Programs are initially paid by Fundrise Advisors on behalf of each Sponsored Program. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

Fundrise Advisors has decided that the eREITs and eFund will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum of $10.00 per share (the “Hurdle Rate”). Once the eREIT or eFund has reached a net asset value (“NAV”) per share greater than the Hurdle Rate, it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs, whether incurred before or after the date that the Hurdle Rate was reached, to the extent that such reimbursement does not cause NAV per share to drop below the Hurdle Rate as a result.

Deferred Costs for launched eREITs and the eFund are included in Other current assets on the consolidated balance sheets. See Note 7, Other Current Assets for more detail.

Deferred Costs of the Flagship Fund are not subject to the Hurdle Rate. Fundrise Advisers may seek recoupment from the Flagship Fund of any contractual or voluntary fee waivers or expense reimbursements if recoupment by the Fundrise Advisers (a) occurs within thirty-six months after the date of the waiver/reimbursement and (b) does not cause the Flagship Fund’s operating expenses to exceed the lesser of the contractual expense limitation amount in effect at the time of the waiver/reimbursement or at the time of the recoupment. Certain organizational costs of the Flagship Fund were expensed by Fundrise Advisors in the consolidated statements of operations as of December 31, 2020, due to it being a consolidated entity. As of January 4, 2021, the Flagship Fund was deconsolidated after it launched on the Fundrise Platform. These organizational costs were reversed upon deconsolidation and as of June 30, 2021 are considered due and receivable to the Company, subject to the contractual expense cap.

Deferred Costs for the Flagship Fund are considered current and are included in Other current assets.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were Real Estate Loans made by Fundrise Lending and held by the Trust related to corresponding Notes. To maximize the value of the Notes, the Company intended to hold all Notes until the stated maturity date. Since management had the positive intent and ability to hold the Notes to maturity, they were classified and valued as held to maturity. Accordingly, these assets were carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans were deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue. See Note 4, Real Estate Debt Investments and Related Notes Payable of the Notes Program for more detail.

Revenue Recognition

Origination and Acquisition Fees

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees are typically up to 2.0% of the aggregate loan amount. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees are typically up to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the diligence performed when underwriting a real estate transaction. Due diligence fees are typically paid prior to the deal closing and are recognized once material due diligence has concluded.

Management and Advisory Fees, Net

Management fees are earned by Fundrise Advisors from the Sponsored Programs for investment management services provided. Fundrise Advisors generally assesses these fees on a quarterly basis from each Sponsored Program that it manages. The management fees may be waived at any time for any Sponsored Program at Fundrise Advisors’ sole discretion, and depending on the management agreement, once waived, may no longer be collectible or may be recouped pursuant to certain contractual expense limitation agreements between Fundrise Advisors and the respective Sponsored Program.

Advisory fees are earned by Fundrise Advisors from individual investors for providing services with respect to the portfolio investment plans, auto-investment plans, and dividend re-investment plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Management and advisory fees are accounted for as contracts with customers. Fundrise Advisors typically satisfies the performance obligations to provide management and advisory services over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. The transaction prices are the amount of consideration to which Fundrise Advisors expects to be entitled in exchange for transferring the promised services in each instance. Management and advisory fees earned represent variable consideration because the consideration Fundrise Advisors is entitled to varies based on fluctuations in the basis for the management and advisory fees, for example fund net assets for management fees and AUM for advisory fees. The amount recorded as revenue in each instance is generally determined at the end of the period because these management and advisory fees are payable on a regular basis (typically quarterly) and the basis is fixed.

Stock-Based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of June 30, 2021 and June 30, 2020, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of June 30, 2021 and December 31, 2020, respectively, the value of the deferred tax asset, net of the valuation allowance, was $0.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance was intended to be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. In June 2020, FASB voted unanimously to delay the effective date further as a response to the COVID-19 pandemic. The standard will now be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which updates areas of Accounting Standards Codification (“ASC”) 740, Income Taxes, to reduce complexity without decreasing the quality of the information provided to users of the financial statements. The standard will be effective for fiscal years beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

3.	Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average share of common stock outstanding.

4.	Real Estate Debt Investments and Related Notes Payable of the Notes Program

Real Estate Debt Investments

We previously invested in forty-three debt investments via the Notes Program, all of which have been repaid in full as of June 30, 2021.

As of December 31, 2020, the Company had one unpaid note with outstanding principal and accrued interest of $6.0 million and $2.3 million, respectively, which was secured by the underlying property of the real estate debt investment. On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, the Company received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds, bringing the Notes Program to an end.

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased project-dependent notes issued by the Trust through the Notes Program and that were related to specific underlying loans for the benefit of the investor. The Notes therefore were recorded as a corresponding liability to the loan asset. As a result of the repayment of the real estate debt investment outlined above, we paid $6.0 million notes payable and $1.9 million in accrued interest to the related note holders.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and loans payable. As of December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payment in kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and a recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2020, management estimated the fair value of our real estate debt investments including PIK interest, to approximate the carrying cost. As discussed in Note 4, Real Estate Debt Investments and Related Notes Payable of the Notes Program, as of June 30, 2021 we no longer have any real estate debt investments.

6.	Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of June, 30, 2021 and December 31, 2020, the Investments in Sponsored Programs totaled $2,624,000 and $2,475,000 respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

7.	Other Current Assets

Other current assets consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Deferred costs	$948	$460
Prepaid expenses	997	651
Dividends receivable	28	34
Advisory fees receivable	361	300
Other	666	58
Total other current assets	$3,000	$1,503

8.	Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Computer equipment	$517	$380
Furniture and fixtures	7	7
Total property and equipment	524	387
Less: accumulated depreciation	(205)	(161)
Total property and equipment, net	$319	$226

Depreciation expense on property and equipment was approximately $44,000 and $83,000 for the six months ended June 30, 2021 and 2020, respectively.

In November 2020, the Company’s lease at 1601 Connecticut Ave NW, Washington, DC, ended and the leasehold improvements associated with it were no longer in use. As a result, the Company removed $398,000 of leasehold improvements and $398,000 of accumulated depreciation for the year ended December 31, 2020.

No property or equipment assets were impaired as of June 30, 2021 and December 31, 2020.

9.	Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Internal-use software	$16,367	$14,078
Patents, trademarks, and domain	324	315
Total intangible assets	16,691	14,393
Less: accumulated amortization	(5,693)	(4,834)
Total intangible assets, net	$10,998	$9,559

No intangible assets were impaired as of June 30, 2021 and December 31, 2020.

Amortization expense of intangible assets for the six months ended June 30, 2021 and 2020, respectively, was approximately $859,000 and $839,000.

The expected future amortization expense for intangible assets subject to amortization as of June 30, 2021 is as follows (in thousands):

Six months ending June 30,	Future Amortization Expense
2021	$1,121
2022	1,910
2023	1,607
2024	824
2025	272
Thereafter	30
Total	$5,764

Certain intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows (in thousands):

	June 30, 2021	December 31, 2020
Internal-use software in process	$5,064	$5,302
Patents and domain	171	163
Total carrying value not subject to amortization	$5,235	$5,465

10.	Loans Payable

PPP Loan Payable

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. The PPP Loan matures in two years.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations. Under the terms of the loan agreement as written, until such time as the Company applies for and the SBA issues a determination on the forgiveness, future annual minimum loan payments are anticipated to be approximately $1.4 million for 2021 and $1.4 million for 2022.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Note.

As of June 30, 2021, the PPP Loan has accrued interest of $33,000. As of December 31, 2020, the PPP Loan had accrued interest of $19,000.

In July 2021, the Company applied for forgiveness of the PPP Loan with our Lender. See Note 17, Subsequent Events, for more information.

Short Term Notes Payable

In November 2020, we engaged in short term lending on a limited basis raising funds in the form of short term notes (“Short Term Notes”) from accredited investors on the Fundrise Platform, raising $1,050,000, and lending these funds to certain Sponsored Programs. The Short Term Notes are included in loans payable, current on the consolidated balance sheet at December 31, 2020. As of December 31, 2020, the Short Term Notes program had accrued interest of $3,000, which was included in other current liabilities on the consolidated balance sheets.

In February 2021, the Short Term Notes matured and were paid back in full with interest to the investors.

11.	Other Liabilities

Other liabilities consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Deferred rent	$1,184	$1,185
Deferred compensation payable	243	243
Other	3	4
Total other liabilities	$1,430	$1,432

12.	Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted stock grants, restricted stock grants (“RSGs”), restricted stock units (“RSUs”), or restricted stock options (“RSOs”) to purchase shares of common stock to employees, executives, directors, and consultants. A total of 10,100,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of June 30, 2021 and December 31, 2020. The Company has issued RSGs, RSUs, and RSOs as of June 30, 2021.

The RSGs issued and outstanding generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The Company recognized approximately $387,000 of stock-based compensation expense related to RSGs issued in prior years during the period ending June 30, 2020. As of June 30, 2021 and December 31, 2020, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. There were zero stock options forfeited for the periods ended June 30, 2021 and 2020. During the periods ending June 30, 2021 and 2020, respectively, 1,166 and 3,250 stock options vested. The Company recognized approximately $1,000 and $2,000 of stock-based compensation expense related to RSOs during the periods ended June 30, 2021 and 2020, respectively. As of June 30, 2021 and 2020, respectively, total unrecognized compensation cost was approximately $0 and $4,000.

RSUs issued through June 30, 2021 and December 31, 2020 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The RSUs are also subject to performance based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering.

As of June 30, 2021 and December 31, 2020, 7,192,100 RSUs were authorized to be issued. The Company issued 1,484,421 and 489,970 RSUs for the periods ended June 30, 2021 and 2020, respectively. There were 146,635 and 317,500 RSUs forfeited for the periods ended June 30, 2021 and 2020, respectively. During the periods ending June 30, 2021 and 2020, respectively, there were 388,825 and 182,761 RSUs that met the time-based criteria for vesting.

A summary of RSUs at June 30, 2021 and December 30, 3020, is as follows:

	June 30,	December 31,
	2021	2020
Issued	4,427,291	2,942,870
Outstanding	3,868,815	2,505,496
Forfeited	558,476	437,374

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during the periods ended June 30, 2021 and 2020.

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. For the six months ended June 30, 2021 and 2020, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $669,000 and $233,000 respectively.

13.	Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480, Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of June 30, 2021 and December 31, 2020, respectively, we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share and each share of Class F common stock will have ten votes per share.

Common Stock

Class A Common Stock

As of June 30, 2021 and December 31, 2020, there were 2,887,359 shares issued and 2,454,394 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2021 and December 31, 2020 respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of June 30, 2021 and December 31, 2020, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. As of June 30, 2021, 20,000,000 shares have been authorized as Class B Common Stock. As of June 30, 2021 and December 31, 2020 respectively, there were 13,840,040 and 11,790,663 shares of Class B Common Stock issued and 13,458,849 and 11,481,550 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014, we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14.	Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP that we have a controlling financial interest. NCI for the periods ended June 30, 2021 and December 31, 2020, respectively, were $10,002,000 and $10,040,000. Substantially all of the assets in the limited partnership are held as cash.

15.	Related Party Transactions

Other than disclosed elsewhere in the Notes to the Consolidated Financial Statements, the following related party transactions are disclosed:

Investments in Notes Program and Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemption, where applicable) were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Series A Preferred Stock Financing

The following table summarizes the Series A Preferred stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of
	Series A Preferred	Total Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller(2)	207,864	455,222
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(3)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Daniel Miller initially acquired 249,557 shares for $545,825. In 2020 Daniel Miller sold 41,693 of his Series A Stock to a third party.

(3)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A Preferred purchased by David Miller and 66,883 shares of Series A Preferred purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

National Commercial Real Estate Trust Promissory Notes

On November 23, 2020, the Company as the lender entered into five separate promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC as each of the borrowers. The principal of each note was $210,000 with a duration of three months and a simple interest rate of 3%. The principal balance total is $1,050,000 and is included in Notes Receivable from Sponsored Programs and the accrued interest on the notes is included in Receivables from Sponsored Programs on the accompanying consolidated balance sheet as of December 31, 2020. These loans were made from the Trust in concert with receipt of proceeds from investors of the Short Term Notes and each of the borrowers above used the loan proceeds to finance their operations in the short term. These notes and any accrued interest were paid off in full to the Trust on February 23, 2021.

16.	Commitments and Contingencies

Operating Leases

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for our current office space (located at 11 Dupont Circle NW, 9th Floor). The Company moved to this location in June 2019.

Facilities expense for the periods ended June 30, 2021 and 2020, respectively, was approximately $475,000 and $578,000. We have pledged approximately $363,000 as security deposits in connection with these lease agreements.

Our future minimum lease payments for the lease is as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2021	$485
2022	983
2023	1,008
2024	1,033
2025	1,059
Thereafter	5,303
Total	$9,871

Liquidation Support Agreement – Fundrise Equity REIT, LLC

In 2015, to mitigate the effect of Fundrise Equity REIT, LLC’s lack of assets, revenue, and operating history, Fundrise Advisors agreed to make a payment to Fundrise Equity REIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at June 30, 2021, or December 31, 2020. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

17.	Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through February 15, 2022.

PPP Loan Forgiveness

On July 8, 2021, the Company, through its Lender, applied for forgiveness of the PPP Loan offered by the SBA in the principal amount of $2,793,800. On September 10, 2021, the Company was informed, through its Lender, that the forgiveness application had been passed to the SBA by its Lender. The eligibility for the PPP Loan, expenditures that qualify toward forgiveness, and the final balance of the PPP Loan that may be forgiven are subject to audit and final approval by the SBA. The Company is uncertain as to the timing and determination of forgiveness by the SBA.

eREIT Merger

On August 2, 2021, Fundrise Growth eREIT V, LLC merged with and into Fundrise Growth eREIT 2019, LLC, which has been renamed Fundrise Development eREIT, LLC.

iPO Proceeds

Effective August 16, 2021, the offering price per share of the Company’s Class B Common Stock increased from $10.90 to $11.44 with a new subscription period opening on August 26, 2021. Since then we have raised approximately $18.5 million.

Effective January 24, 2022, the offering price per share of the Company’s Class B Common Stock increased to $13.08 per share.

eFund Loan

On December 23, 2021, Fundrise, L.P. and Fundrise eFund, LLC (the “eFund”) signed a promissory note agreement, effective January 3, 2022, wherein Fundrise, L.P. loaned the eFund $7 million with an annual interest rate of 3.5% and a maturity date of June 20, 2022. As of January 31, 2022, the eFund fully repaid the promissory note and all accrued interest.

APPENDIX A

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

FOR Qualified Purchasers

RISE COMPANIES CORP.

A DELAWARE CORPORATION

This is a Subscription for

Class B Common Stock of

Rise Companies Corp. (“Fundrise”)

THIS SUBSCRIPTION AGREEMENT (this “Agreement” or this “Subscription”) is made and entered into as of _____________________, by and between the undersigned (the “Subscriber,” “Investor,” or “you”) and Rise Companies Corp., a Delaware corporation (“Fundrise” or “we” or “us” or “our”), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by Fundrise) certain shares of Class B Common Stock (the “Shares”), as set forth in Section 1 and on the signature page hereto, offered pursuant to the most recent Offering Circular of Fundrise (the “Offering Circular”) qualified by the Securities and Exchange Commission (the “SEC”).

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Subscription for and Purchase of the Shares.

1.1           Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Shares (the “ Purchase ”) in the amount of the purchase price (the “ Purchase Price ”) set forth on the signature page to this Agreement.

1.2          There is no minimum subscription requirement.

1.3           The offering of Shares is described in the Offering Circular, that is available through the online website platform www.fundrise.com (the “Fundrise Platform”), which is owned and operated by Fundrise, LLC, a wholly owned subsidiary of Fundrise, as well as on the SEC’s EDGAR website. Please read this Agreement, the Offering Circular and exhibits thereto, including our corporate governance documents. While they are subject to change, as described below, Fundrise advises you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to Fundrise, LLC’s Privacy Policy, and agree to transact business with us and to receive communications relating to the Shares electronically.

1.4           Fundrise has the right to reject this Subscription in whole or in part for any reason. The Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5           Once you make a funding commitment to purchase Shares, it is irrevocable until the Shares are issued, the Purchase is rejected by Fundrise, or Fundrise otherwise determines not to consummate the transaction.

1.6           The undersigned has received and read a copy of the Fundrise’s amended and restated certificate of incorporation, as amended from time to time (the “Certificate of Incorporation”) and Fundrise’s bylaws, as amended from time to time (the “Bylaws”) and agrees that its execution of this Subscription Agreement constitutes its consent to the Certificate of Incorporation and the Bylaws, and, that upon acceptance of this Subscription Agreement by Fundrise, the undersigned will become a stockholder of Fundrise as a holder of Shares. When this Subscription Agreement is countersigned by the Company, the Certificate of Incorporation and the Bylaws shall be binding upon the undersigned as of the settlement date.

2.	Purchase of the Shares.

2.1           The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to Fundrise the Purchase Price as agreed to by Fundrise on the Fundrise Platform.

2.2           If Fundrise returns the Subscriber’s Purchase Price to the Subscriber, Fundrise will not pay any interest to the Subscriber.

2.3           If this Subscription is accepted by Fundrise, the Subscriber agrees to comply fully with the terms of this Agreement, the Shares and all other applicable documents or instruments of Fundrise, including the Certificate of Incorporation and the Bylaws. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Subscriber’s purchase of the Shares.

2.4           In the event that this Subscription is rejected in full or the offering is terminated, payment made by the Subscriber to Fundrise for the Shares will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this Subscription is rejected in part, Fundrise shall refund to the Subscriber any payment made by the Subscriber to Fundrise with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

2.5           To the extent that the funds are not ultimately received by Fundrise or are subsequently withdrawn by the Subscriber, whether due to an ACH chargeback or otherwise, the Subscription Agreement will be considered terminated, and the Subscriber shall not be entitled to any shares subscribed for or dividends that may have accrued.

3.	Investment Representations and Warranties of the Subscriber. The Subscriber represents and warrants to Fundrise the following:

3.1           The information that the Subscriber has furnished herein, including (without limitation) the information furnished by the Subscriber to Fundrise, LLC, a wholly owned subsidiary of Fundrise, upon signing up for the Fundrise Platform regarding whether Subscriber qualifies as (i) an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”) and/or (ii) a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that Fundrise accepts this subscription. Further, the Subscriber shall immediately notify Fundrise of any change in any statement made herein prior to the Subscriber’s receipt of Fundrise’s acceptance of this Subscription, including, without limitation, Subscriber’s status as an “accredited investor” and/or “qualified purchaser”. The representations and warranties made by the Subscriber may be fully relied upon by Fundrise and by any investigating party relying on them.

3.2           The Subscriber, if an entity, is, and shall at all times while it holds Shares remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

3.3           The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by Fundrise, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

3.4           At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by Fundrise or any other person that:

a.	A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

b.	The past performance or experience on the part of Fundrise and/or its officers or directors does not in any way indicate the predictable or probable results of the ownership of the Shares or the overall Fundrise venture.

3.5          The Subscriber has received this Agreement, the Offering Circular, the Certificate of Incorporation and the Bylaws. The Subscriber and/or the Subscriber’s advisors, who are not affiliated with and not compensated directly or indirectly by Fundrise or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with Fundrise and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber’s own interests in connection with the Purchase.

3.6           The Subscriber understands that the Shares being purchased are a speculative investment which involves a substantial degree of risk of loss of the Subscriber’s entire investment in the Shares, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Shares. The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.

3.7           The Subscriber understands that any forecasts or predictions as to Fundrise’s performance are based on estimates, assumptions and forecasts that Fundrise believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.8           The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in Fundrise.

3.9           The amount of Shares being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber’s annual income or net worth (for natural persons), or 10% of the greater of Subscriber’s annual revenue or net assets at fiscal year-end (for non-natural persons).

3.10         The Subscriber has had an opportunity to ask questions of Fundrise or anyone acting on its behalf and to receive answers concerning the terms of this Agreement and the Shares, as well as about Fundrise and its business generally, and to obtain any additional information that Fundrise possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.11         The Subscriber agrees to provide any additional documentation Fundrise may reasonably request, including documentation as may be required by Fundrise to form a reasonable basis that the Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

3.12         The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Shares offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Shares, or has recommended or endorsed the Shares, and that the Shares have not been registered or qualified under the Act or any state securities laws, in reliance upon exemptions from registration thereunder.

3.13         [Reserved].

3.14         The Subscriber is subscribing for and purchasing the Shares without being furnished any offering literature, other than the Offering Circular, the Certificate of Incorporation, the Bylaws and this Agreement, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from Fundrise in writing, and without receiving any representations or warranties from Fundrise or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or Subscriber’s advisors.

3.15         The Subscriber’s true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to Fundrise. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

3.16         The Subscriber is subscribing for and purchasing the Shares solely for the Subscriber’s own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its shareholders or members, if any), subdivision or fractionalization thereof. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Shares, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Shares, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.17         The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

3.18         Fundrise’s intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”).

For purposes of this Section 3.18, the following terms shall have the meanings described below:

“Close Associate of a Senior Foreign Political Figure” shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure;

“Foreign Shell Bank” shall mean a Foreign Bank without a presence in any country;

“Foreign Bank” shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank;

“Non-Cooperative Jurisdiction” shall mean any foreign country that has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur;

“Prohibited Investor” shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to Fundrise in connection therewith;

“Related Person” shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan;

“Senior Foreign Political Figure” shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber’s knowledge based on reasonable investigation:

(a)	None of the Subscriber’s funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b)	To the extent within the Subscriber’s control, none of the Subscriber’s funds tendered for the Purchase Price will cause Fundrise or any of its personnel or affiliates to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

(c)	When requested by Fundrise, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that Fundrise may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person[1] to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. Fundrise reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to Fundrise. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by the Subscriber may be refused.

(d)	Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber’s beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of an Subscriber which is an entity, any Related Person is:

(i)	a Prohibited Investor;

(ii)	a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s “immediate family,” which includes the figure’s parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;

(iii)	a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Bank without a physical presence in any country, but does not include a regulated affiliate;

(iv)	a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an “offshore bank,” or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e)	The Subscriber hereby agrees to immediately notify Fundrise if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 3.18 have become incorrect or if there is any change in the information affecting these representations and covenants.

(f)	The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, Fundrise may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber’s interest in the Shares.

3.19        The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber’s independent attorney regarding legal matters concerning Fundrise and to consult with independent tax advisers regarding the tax consequences of investing through Fundrise. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that Fundrise is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

4.	Waiver of Statutory Information Rights. The Subscriber acknowledges and understands that, but for the waiver made herein, the Subscriber would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, Fundrise’s stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of Fundrise, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware (any and all such rights, and any and all such other rights of the Subscriber as may be provided for in Section 220, the “Inspection Rights”). In light of the foregoing, until the first sale of securities of Fundrise to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Act, the Subscriber hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver shall not affect any rights of a director, in his or her capacity as such, under Section 220.

5.	Restriction on Transfers

5.1          Before any Subscriber of Shares may transfer, assign, pledge, or otherwise dispose of or encumber Shares (or any interest therein) to another prospective holder, such Subscriber must obtain the prior written consent of the corporation upon resolutions duly approved by the Board of Directors, which consent may be withheld in its sole discretion.

5.2          Notwithstanding the foregoing, the provisions of this Section 5.1 shall not apply to the following transactions:

(a)	in the case of a Subscriber who is an individual, the transfer without consideration of any Shares made for bona fide estate planning purposes, either during a Subscriber’s lifetime or on death by will or intestacy to (i) his or her spouse or Spousal Equivalent, child (natural or adopted), sibling, or any other direct lineal antecedent or descendant of such Subscriber (or his or her spouse or Spousal Equivalent) (all of the foregoing collectively referred to as “family members”), or any other relative approved by the Corporation upon resolutions duly approved by the Board of Directors or (ii) any custodian or trustee of any trust, partnership or limited liability company solely for the benefit of, or the ownership interests of which are owned wholly by, such Subscriber or any such family members. “Spousal Equivalent” as used herein shall mean an individual who is registered with any state governmental entity as a domestic partner of the relevant person to whom such individual may be a Spousal Equivalent (a “Registered Domestic Partner”) or who (i) irrespective of whether or not the relevant person to whom such individual may be a Spousal Equivalent and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (ii) they intend to remain so indefinitely, (iii) neither are married to anyone else nor a Registered Domestic Partner with anyone else, (iv) both are at least 18 years of age and mentally competent to consent to contract, (v) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (vi) they are jointly responsible for each other’s common welfare and financial obligations, and (vii) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely; or

(b)	in the case of a Subscriber that is an entity, the transfer without consideration of any Shares by a Subscriber to its stockholders, members, partners, other equity holders, or affiliates.

5.3          In the case of any transfer consented to by the corporation or described in Section 5.2 above or otherwise, the transferee, assignee, or other recipient shall receive and hold the Shares subject to the provisions of this Section 5, and there shall be no further transfer of such stock except in accordance with this Section 5.1, Section 5.2 and Section 5.3.

6.	Lockup Provision.

6.1        Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial registered public offering (“IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days) sell or otherwise transfer or dispose of any Shares (including, without limitation, pursuant to Rule 144 under the Securities Act) held by him or her.

6.2        The underwriters in connection with the Company’s IPO are intended third-party beneficiaries of this Section 6 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. If requested by the underwriter engaged by the Company, each Subscriber shall execute a separate letter confirming his or her agreement to comply with this Section.

7.	Tax Forms. The Subscriber will also need to complete an IRS Form W-9 or the appropriate IRS Form W-8, which should be returned directly to us via the Fundrise Platform. The Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation), as applicable, when submitted to us will be true, correct and complete. The Subscriber shall (i) promptly inform us of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the Internal Revenue Service instructions to such forms, the Internal Revenue Code of 1986, as amended, or any applicable Treasury Regulations or as may be requested from time to time by us.

8.	Personal Conduct Repurchase Option for the Shares.

8.1        In the event that the Subscriber fails to conform his/her/its personal conduct to common and accepted standards of good citizenship or conducts himself/herself/itself in a way that reflects poorly upon Fundrise, as determined by the Board of Directors of Fundrise (the “Board”) in its sole, but good faith discretion, the Board may elect, at its sole discretion, to cause Fundrise to repurchase all, but not less than all, of the Shares held by the Subscriber; provided, however that the Board may delegate the power to make the decision to cause Fundrise to repurchase the Subscriber’s Shares under this Section 8 to Fundrise’s Chief Executive Officer (the “CEO”).

8.2        In the event that the Board (or the CEO if the Board has delegated its power to the CEO), elects to cause Fundrise to repurchase any Shares pursuant to this Section 8, Fundrise shall, within fifteen (15) business days of such election, send written notice to the Subscriber stating that Fundrise is exercising its right to repurchase the Subscriber’s Shares pursuant to Section 8 (the “Repurchase Notice”).

8.3        In connection with any repurchase by Fundrise of Shares pursuant to this Section 8, the price paid to the Subscriber shall be equal to the aggregate original purchase price paid for the Shares plus all declared but unpaid dividends on such shares (the “Repurchase Price”). The Repurchase Price paid pursuant to this Section 8 shall be delivered to the Subscriber within fifteen (15) business days after the Repurchase Notice is provided to the Subscriber. The date on which Fundrise pays or tenders the Repurchase Price to the Subscriber shall be referred to herein as the “Repurchase Date”.

8.4        On or before the Repurchase Date, the Subscriber shall surrender any certificate or certificates representing such Shares (or, if the Subscriber alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to Fundrise to indemnify Fundrise against any claim that may be made against Fundrise on account of the alleged loss, theft or destruction of such certificate) to Fundrise, in the manner and at the place designated in the Repurchase Notice.

8.5        On the Repurchase Date, notwithstanding that the certificates evidencing any of the Shares so called for repurchase shall not have been surrendered, all rights with respect to such Shares shall forthwith after the Repurchase Date terminate. Any Shares that are repurchased shall be automatically and immediately cancelled and retired.

9.	No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Shares pursuant to this Agreement is an arms-length transaction between you and Fundrise. In connection with the purchase and sale of the Shares, Fundrise is not acting as your agent or fiduciary. Fundrise assumes no advisory or fiduciary responsibility in your favor in connection with the Shares or the corresponding project investments. Fundrise has not provided you with any legal, accounting, regulatory or tax advice with respect to the Shares, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

10.	Bankruptcy. In the event that you file or enter bankruptcy, insolvency or other similar proceeding, you agree to use the best efforts possible to avoid Fundrise being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) you be allowed by Fundrise to return the Shares to Fundrise for a refund or (ii) Fundrise be mandated or ordered to redeem or withdraw Shares held or owned by you.

11.	Miscellaneous Provisions.

11.1         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to the conflicts of laws principles thereof).

11.2         All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of Fundrise (or that you submitted to us via the Fundrise Platform). You shall send all notices or other communications required to be given hereunder to Fundrise via email at investments@fundrise.com (with a copy to be sent concurrently via prepaid certified mail to: Rise Companies Corp., 11 Dupont Circle NW, 9th Floor, Washington, DC 20036, Attention: Investor Relations.

Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

11.3         This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of Fundrise. Any such assignment, transfer or delegation in violation of this section shall be null and void.

11.4         The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

11.5         Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

11.6         If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

11.7           In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

11.8           This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Shares) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber’s contractual relationship with Fundrise with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between us.

11.9           This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

11.10         The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neuter genders whenever the context so requires.

11.11         The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates of Fundrise that may be involved in the issuance or servicing of Shares on the Fundrise Platform, which the parties expressly agree shall be third party beneficiaries hereof.

12.	Consent to Electronic Delivery. The Subscriber hereby agrees that Fundrise may deliver all notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of Fundrise and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under the Offering Circular or hereunder by means e-mail or by posting on an electronic message board or by other means of electronic communication, such as the Fundrise Platform. Because Fundrise operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Fundrise Platform or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a “Disclosure”). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

(a)	Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

(b)	Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

(c)	Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

(d)	How to Contact Us Regarding Electronic Disclosures. You can contact us via email at investments@fundrise.com. You may also reach us in writing at the following address: Rise Companies Corp., 11 Dupont Circle NW, 9th Floor, Washington, DC 20036, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered e-mail address changes, you must notify us of the change by sending an email to investments@fundrise.com. You also agree to update your registered residence address and telephone number on the Fundrise Platform if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Fundrise Platform.

13.	Consent to Electronic Delivery of Tax Documents.

(a)	Please read this disclosure about how we will provide certain documents that we are required by the Internal Revenue Service (the “IRS”) to send to you (“Tax Documents”) in connection with your Shares. A Tax Document provides important information you need to complete your tax returns. Tax Documents include IRS Form 1099. Occasionally, we are required to send you CORRECTED Tax Documents. Additionally, we may include inserts with your Tax Documents. We are required to send Tax Documents to you in writing, which means in paper form. When you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form.

(b)	Agreement to Receive Tax Documents Electronically. By executing this Agreement on the Fundrise Platform, you are consenting in the affirmative that we may send Tax Documents to you electronically, and acknowledging that you are able to access Tax Documents from the site which are made available under “My Account” > “Tax Center”. If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(c)	How We Will Notify You That a Tax Document is Available. On or before the required IRS-designated due date for your Tax Document, you will receive an electronic notification via email when your Tax Documents are ready for access on the Fundrise Platform. Your Tax Documents are maintained on the Fundrise Platform through at least October 15 of the applicable tax year, at a minimum, should you ever need to access them again.

(d)	Your Option to Receive Paper Copies. To obtain a paper copy of your Tax Documents, you can print one by visiting the Fundrise web site. You can also contact us at investments@fundrise.com and request a paper copy.

(e)	Withdrawal of Consent to Receive Electronic Notices. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to:

Rise Companies Corp.

Attention: Investor Support

11 Dupont Circle NW

9th Floor

Washington, DC 20036

If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(f)	Termination of Electronic Delivery of Tax Documents. We may terminate your request for electronic delivery of Tax Documents without your withdrawal of consent in writing in the following instances:

•	You don’t have a password for your Fundrise account
•	Your Fundrise account is closed
•	You were removed from the Fundrise account
•	Your role or authority on the Fundrise account changed in a manner that no longer allows you to consent to electronic delivery
•	We received three consecutive email notifications that indicate your email address is no longer valid
•	We cancel the electronic delivery of Tax Documents

(g)	You Must Keep Your E-mail Address Current With Us. You must promptly notify us of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting us at investments@fundrise.com.

(h)	Hardware and Software Requirements. In order to access and retain Tax Documents electronically, you must satisfy the computer hardware and software requirements as set forth above in Section 12(c) of this Agreement. You will also need a printer if you wish to print Tax Documents on paper, and electronic storage if you wish to download and save Tax Documents to your computer.

15.	Limitations on Damages. IN NO EVENT SHALL FUNDRISE BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

16.	Authority. By executing this Agreement, you expressly acknowledge that you have reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page to follow]

IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), hereby acknowledges that it has read and understood the risk factors set forth in the Offering Circular, and has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

Print Name of Subscriber

Description of Entity (if applicable)

Signature of Subscriber

Name of Person Signing on behalf of Subscriber

Title (if applicable)

Address of Subscriber:

Telephone:

Email:

Number of Shares Purchased:

Purchase Price:

(Signature Page to Subscription Agreement)

AGREED AND ACCEPTED BY

Rise Companies Corp.

By:
Name:	Benjamin Miller
Title:	Chief Executive Officer

Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

investments@fundrise.com

(202) 584-0550

(Signature Page to Subscription Agreement)

Rise Companies Corp.

 UP TO 2,887,000 SHARES OF OUR CLASS B COMMON STOCK

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

March 4, 2022